IN ACCORDANCE WITH RULE 202 OF REGULATION S-T,
THE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT
TO A CONTINUING HARDSHIP EXEMPTION;
AND IN ACCORDANCE WITH RULE 311(i)
OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS
ARE BEING FILED IN PAPER.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

CWABS, INC.	0001021913
(Exact Name of Registrant as Specified in Charter)	(Registrant CIK Number)
Form 8-K for June 20, 2002	333-73712
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))	(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pasadena, State of California, on June 20, 2002.

CWABS, INC.

By: [signature]

Celia Coulter
Vice President

Exhibit Index

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION;
AND IN ACCORDANCE WITH RULE 311(i)
OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER.

Exhibit 99.1

COMPUTATIONAL MATERIALS
PREPARED BY COUNTRYWIDE SECURITIES CORPORATION
AND J.P. MORGAN SECURITIES INC.

for

CWABS, INC.

CWABS, Inc.
Asset Backed Certificates,
Series 2002-2

Countrywide Asset-Backed Certificates 2002-2

$930,000,000 (Approximate)

Subject to Revision

June 17, 2002- Computational Materials

The analysis in this report is based on information provided by Countrywide Inc. The information contained herein is qualified in its entirety by the information in the prospectus and prospectus supplement for this transaction. The information contained herein is preliminary as of the date hereof, supersedes any previous such information delivered to you and will be superseded by any such information subsequently delivered and ultimately by the final prospectus and prospectus supplement relating to the securities and any other information subsequently filed with the Securities and Exchange Commission. These materials are subject to change, completion or amendment from time to time without notice, and JPMorgan is under no obligation to keep you advised of such changes. These materials have been provided to you for informational purposes only and may not be relied upon by you in evaluating the merits of investing in the securities described herein. Any investment decision with respect to the securities should be made by you based solely upon the information contained in the final prospectus and prospectus supplement relating to the securities. You should consult your own counsel, accountant and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

The attached information contains certain tables and other statistical analyses (the "Computational Materials") which have been prepared in reliance upon information furnished by Countrywide Inc. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material. Numerous assumptions were used in preparing the Computational Materials, which may or may not be reflected herein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice. Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfalls. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither JPMorgan nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

THIS INFORMATION IS FURNISHED TO YOU SOLELY BY JPMORGAN AND NOT BY THE ISSUER OF THE SECURITIES OR ANY OF ITS AFFILIATES (OTHER THAN JPMORGAN). JPMORGAN IS ACTING AS UNDERWRITER AND NOT ACTING AS AGENT FOR THE ISSUER IN CONNECTION WITH THE PROPOSED TRANSACTION.

ABS New Transaction

Computational Materials

$930,000,000
(Approximate)

CWABS, Inc.
Depositor

ASSET-BACKED CERTIFICATES, SERIES 2002-2

FANNIE MAE GRANTOR TRUST 2002-T10

Countrywide
HOME LOANS
Seller and Master Servicer

Preliminary Term Sheet *Date Prepared: June 16, 2002*

$930,000,000 (Approximate)
CWABS Asset-Backed Certificates, Series 2002-2
Fannie Mae Grantor Trust 2002-T10

Class [1,2]	Principal Amount	WAL Call/Mat [3]	Payment Window (Mos) Call/Mat [3]	Expected Ratings (S&P/Moody's)	Last Scheduled Distribution Date	Certificate Type
T10[4]	$605,800,000	2.67 / 2.92	1-86 / 1-190	FNMA Guaranteed	April 2032	Floating Rate Senior
1-A-1[4]	$605,800,000			Not Offered		
2-A-1	$244,160,000	2.53 / 2.77	1-86 / 1-191	AAA/Aaa	May 2032	Floating Rate Senior
2-M-1	$16,800,000	4.85 / 5.32	39-86 / 39-153	AA/Aa2	April 2032	Floating Rate Mezzanine
M-2	$38,595,000	4.80 / 5.13	37-86 / 37-127	A/A2	December 2032	Floating Rate Subordinate
B-1	$24,645,000	4.49 / 4.52	37-86 / 37-98	BBB/Baa2	June 2032	Floating Rate Subordinate
R	N/A			Not Offered		
Total:	**930,000,000**					

(1) *The Class 1-A-1 Certificates are backed by the cashflows from the Group 1 Mortgage Loans. The Class 2-A-1 and Class 2-M-1 (the Group 2 Certificates) are backed by the cashflows from the Group 2 Mortgage Loans. Under certain conditions primarily relating to losses, as described under "Priority of Distributions," cashflows from one Group may be used to make certain payments to the Senior Certificates related to the other Group. The Class M-2 and Class B-1 Certificates are backed by the cashflows from all of the Mortgage Loans.*

(2) *The margin on the Senior Certificates doubles and the respective margins on the Class 2-M-1, Class M-2 and Class B-1 Certificates are equal to 1.5x the related original margin after the Clean-up Call date.*

(3) *See "Pricing Prepayment Speed" below.*

(4) *Fannie Mae Grantor Trust 2002-T10 will issue Class A-1 Certificates which will be entitled to all cashflows relating to the CWABS 2002-2 Class 1-A-1 certificates (which are not being offered hereby) and the benefits of the Fannie Mae guaranty with respect thereto. Fannie Mae will also guaranty payment of the 2002-T10 Certificates.*

Trust: Asset-Backed Certificates, Series 2002-2 and Fannie Mae Grantor Trust 2002-T10.

Guarantor: Fannie Mae.

Depositor: CWABS, Inc.

Seller: Countrywide Home Loans, Inc (***"Countrywide"***).

Master Servicer: Countrywide Home Loans Servicing LP.

Underwriters: Countrywide Securities Corporation (Lead Manager), J.P. Morgan Securities Inc. (Co-Manager).

Trustee/Custodian: The Bank of New York, a New York Banking Corporation.

Offered Certificates: The (i) Fannie Mae Grantor Trust 2002-T10 Class A-1 Certificates (the ***"Class T10 Certificates"***), (ii) Class 2-A-1 Certificates (together with the Class T10 Certificates, the "***Senior Certificates***") and Class 2-M-1 Certificates (together with the Class 2-A-1 Certificates the ***"Group 2 Certificates"***) and (iii) Class M-2 and Class B-1 Certificates (collectively, the "***Subordinate Certificates***"). The Senior Certificates, 2-M-1 and the Subordinate Certificates are collectively referred to herein as the "***Offered Certificates.***"

Non-Offered Certificates:	The "***Non-Offered Certificates***" consist of the Class R Certificates and the Class 1-A-1 Certificates. The Class 1-A-1 Certificates are not being offered hereby and will be deposited into the Fannie Mae Grantor Trust 2002-T10.
Federal Tax Status:	It is anticipated that the Offered Certificates will represent ownership of REMIC regular interests for tax purposes.
Registration:	The Offered Certificates will be available in book-entry form through DTC, Clearstream, Luxembourg and the Euroclear System.
Sample Pool Calculation Date:	June 1, 2002.
Cut-off Date:	For each Mortgage Loan delivered to the Trust on the Closing Date, the later of June 1, 2002, or the origination date of such Mortgage Loan. For each Subsequent Mortgage Loan, the later of the first day of the month in which the Subsequent Mortgage Loan is delivered to the Trust, or the origination date of such Subsequent Mortgage Loan.
Expected Pricing Date:	June [19], 2002.
Expected Closing Date:	June [28], 2002.
Expected *Settlement Date:*	June [28], 2002.
Distribution Date:	The 25th day of each month (or, if not a business day, the next succeeding business day), commencing in July 2002.
Accrued Interest:	The price to be paid by investors for the Offered Certificates will not include accrued interest (i.e., settling flat).
Interest Accrual Period:	The "***Interest Accrual Period***" for each Distribution Date with respect to the Offered Certificates will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (on an actual/360 day basis).
ERISA Eligibility:	The Offered Certificates are expected to be ERISA eligible.
SMMEA Eligibility:	The Offered Certificates (Other than the Class T10 Certificates) are not expected to constitute "mortgage related securities" and will not be legal investments for purposes of SMMEA. Because the Class T10 Certificates will have a guarantee by Fannie Mae, they are expected to be legal investments for purposes of SMMEA (subject to certain state limitations).
Optional Termination:	The terms of the transaction allow for a clean-up call by the Master Servicer (the "***Clean-up Call***") which, subject to any restrictions set forth in the transaction documents, may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the sum of (a) the aggregate principal balance as of the Cut-off Date of the Mortgage Loans included in the pool on Closing Date and (b) the Pre-Funded Amount deposited in the Pre-Funding Account on the Closing Date.

Pricing Prepayment Speed: The Certificates were priced based on the following collateral prepayment assumptions: 23% HEP for the Fixed Rate Mortgage Loans (i.e., prepayments start at 2.3% in month one, and increase 2.3% each month to 23% CPR in month ten, and remain at 23% CPR thereafter) and 30% CPR for the Adjustable Rate Mortgage Loans.

Mortgage Loans: As of the Sample Pool Calculation Date, the aggregate principal balance of the Mortgage Loans was approximately $667,401,517 of which: (i) approximately $292,343,722 and $171,818,471, respectively, were adjustable and fixed rate conforming Mortgage Loans made to credit blemished borrowers (the "***Group 1 Mortgage Loans***") and (ii) approximately $132,123,549 and $71,115,775, respectively, were adjustable and fixed rate Mortgage Loans made to credit blemished borrowers (the "***Group 2 Mortgage Loans***"). (the Group 1 Mortgage Loans, together with the Group 2 Mortgage Loans, the "***Mortgage Loans***" and the aggregate of the fixed rate mortgage loans or the adjustable rate mortgage loans, respectively, the "***Fixed Rate Mortgage Loans***" and the "***Adjustable Rate Mortgage Loans***"). It is expected that (a) additional Mortgage Loans will be delivered to the Trust on the Closing Date and during the Funding Period and (b) certain Mortgage Loans may be pre-paid, become ineligible for transfer to the trust or may otherwise be deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date. See the attached collateral descriptions for additional information.

Pre-Funded Amount: A deposit of no more than approximately $232,500,000 (the initial "***Pre-Funded Amount***") will be made to a pre-funding account (the "***Pre-Funding Account***") on the Closing Date. From the Closing Date through and including September 20, 2002 (the "***Funding Period***"), the Pre-Funded Amount will be used to purchase subsequent Mortgage Loans (the "***Subsequent Mortgage Loans***") having similar characteristics as the Mortgage Loans as of the Sample Pool Calculation Date. It is expected that the Pre-Funded Amount will be used during the Funding Period to the purchase (i) approximately $60,000,000 of Fixed Rate Group 1 Mortgage Loans and approximately $102,500,000 of Adjustable Rate Group 1 Mortgage Loans and (ii) approximately $24,500,000 of Fixed Rate Group 2 Mortgage Loans and approximately $45,500,000 of Adjustable Rate Group 2 Mortgage Loans.

Pass-Through Rate: The Pass-Through Rate on each Class of Offered Certificates will be equal to the lesser of (a) one-month LIBOR plus the margin for such Class, and (b) the Net Rate Cap.

Adjusted Net Mortgage Rate: The "***Adjusted Net Mortgage Rate***" for each Mortgage Loan is equal to the gross mortgage rate of the Mortgage Loan less the sum of (a) the servicing fee rate and (b) the trustee fee rate (such sum, the "***Expense Fee Rate***").

Maximum Rate: The "***Maximum Rate***" is generally, subject to certain exceptions described in the prospectus supplement, equal to (i) with respect to the Class T10 Certificates, the excess of (a) the weighted average Adjusted Maximum Mortgage Rate of the Loan Group 1 Mortgage Loans over (b) the Fannie Mae guaranty fee times a fraction the numerator of which is the unpaid principal balance of the Class T10 Certificates and the denominator of which is the unpaid principal balance of the Group 1 Mortgage Loans (such adjusted guaranty fee the "***Adjusted G Fee***"), (ii) with respect to the Group 2 Certificates, the weighted average Adjusted Maximum Mortgage Rate of the Loan Group 2 Mortgage Loans and (iii) with respect to the Class M-2 and Class B-1 Certificates, the weighted average Adjusted Maximum Mortgage Rate of the Mortgage Loans weighted on the basis of the relative amount of collateral contributed by each group, in each case adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis.

Adjusted Maximum Mortgage Rate: The "***Adjusted Maximum Mortgage Rate***" for each Mortgage Loan is equal to the gross maximum mortgage rate (or the mortgage rate in the case of the Fixed Rate Mortgage Loans) less, in each case, the Expense Fee Rate.

Net Rate Cap:

The *"Net Rate Cap"* is generally, subject to certain exceptions described in the prospectus supplement, equal to (i) with respect to the Class T10 Certificates, the excess of the weighted average Adjusted Net Mortgage Rate of the Group 1 Mortgage Loans over the Adjusted G Fee, (ii) with respect to the Group 2 Certificates, the weighted average Adjusted Net Mortgage Rate of the Group 2 Mortgage Loans and (iii) with respect to the Class M-2 and Class B-1 Certificates, the weighted average Adjusted Net Mortgage Rate of the Mortgage Loans weighted on the basis of the relative amount of collateral contributed by each group, in each case adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis and including any proceeds available to such group from the Cap Contracts.

Net Rate Carryover:

For any Class of Offered Certificates, on any Distribution Date on which the Pass-Through Rate for such class is limited by the Net Rate Cap, the Net Rate Carryover will equal the sum of (a) the excess of (i) the amount of such interest thereon that would have accrued if the Pass-Through Rate had not been so limited (up to the Maximum Rate) over (ii) the amount of interest accrued based on the Net Rate Cap, and (b) the aggregate of any such shortfalls from previous Distribution Dates together with accrued interest thereon at the related Pass-Through Rate (without giving effect to the Net Rate Cap, up to the Maximum Rate). Net Rate Carryover will be paid to the extent available from proceeds received on the Cap Contracts and Excess Cash flow remaining as described under the heading "Certificates Priority of Distributions" below.

Cap Contract:

The Trust will include two one-month LIBOR cap contracts for the benefit of the Offered Certificates (the "*Cap Contracts*"). On the Closing Date, the notional amount of the Cap Contracts will equal approximately $240,000,000 and $98,000,000, and will thereafter amortize down pursuant to an amortization schedule. The one-month LIBOR strike on the Cap Contracts will be 7.70% and 7.80% per annum, respectively. Payments received on the Cap Contracts with respect to a Distribution Date will be available to pay the holders of the Offered Certificates any Net Rate Carryover on such Distribution Date on a pro rata basis (on the basis of the related Net Rate Carryover for each such class). Any amounts received on the Cap Contracts on a Distribution Date that are not used to pay the Net Rate Carryover will be distributed to the Seller and will not be available for payments on the Certificates thereafter.

Credit Enhancement:

Consists of the following:
1) Excess Cashflow
2) Overcollateralization and
3) Subordination
4) In the case of the Class T-10 Certificates only, a Fannie Mae Guaranty

Excess Cashflow :

"Excess Cashflow" for any Distribution Date will be equal to the available funds remaining after priorities 1) and 2) under "Certificates Priority of Distributions."

Overcollateralization :

The credit enhancement provisions of the trust are, in part, intended to provide for the limited acceleration of the Certificates relative to the amortization of the Mortgage Loans, generally in the early months of the transaction. Accelerated amortization is achieved by applying certain Excess Cashflow collected on the collateral to the payment of principal on the Certificates, resulting in overcollateralization ("*O/C*"). By paying down the principal balance of the Certificates faster than the principal amortization of the Mortgage Loans, an overcollateralization amount equal to the excess of the aggregate principal balance of the Mortgage Loans over the principal balance of the Certificates is created. Excess Cashflow will be directed to build O/C until the Overcollateralization Target is reached. Upon this event the acceleration feature will generally cease unless necessary to restore the O/C to the required level.

Overcollateralization Target:	Prior to the Stepdown Date, 0.75% of the sum of the initial principal balance of the Mortgage Loans as of the initial Cut-off Date plus the Pre-Funded Amount as of the Closing Date (the ***"Initial Target"***). The O/C for the first Distribution Date will be zero. On or after the Stepdown Date, 1.50% of the principal balance of the Mortgage Loans for the related Distribution Date, subject to a floor equal to 0.50% of the sum of the initial principal balance of the Mortgage Loans as of the initial Cut-off Date plus the Pre-Funded Amount as of the Closing Date. Provided, however, that if certain Trigger Events (as will be established by the rating agencies) have occurred on the related Distribution Date, the O/C target will be equal to the Initial Target.
Stepdown Date:	The later to occur of: (i) the Distribution Date in July 2005 (or the Distribution date on which the Senior Certificates are reduced to zero); and (ii) the first Distribution Date on which the principal balance of the Senior Certificates and the Class 2-M-1 Certificates is less than or equal to 84.90% of the principal balance of the Mortgage Loans for such Distribution Date.
Allocation of Losses:	Any realized losses from a Loan Group, other than excess losses, on the related Mortgage Loans will be allocated as follows: *first*, to the Subordinate Certificates in reverse order of their numerical Class designations, in each case, until the respective class principal balance of each Class of Subordinate Certificates have been reduced to zero; *thereafter*, Losses from the Group 2 Mortgage Loans will be Allocated to the Class 2-M-1 Certificates until they have been reduced to zero. Any additional losses after (i) the Class M-2 Certificates have been reduced to zero, with respect to the Class 1-A-1 Certificates or (ii) the Class 2-M-1 Certificates have been reduced to zero, with respect to the Class 2-A-1 Certificates, will be allocable to the related Senior Certificates.
Fannie Mae Guaranty:	Fannie Mae will guarantee that (i) required payments of interest on the Class T10 Certificates are distributed on time, and (ii) the ultimate payment of the principal balance of the Class T10 Certificates. The Fannie Mae guaranty will not cover any Net Rate Cap Carryover or any prepayment interest shortfall amounts for a Distribution Date in excess of compensating interest of up to one-half of the servicing fee payable to the Master Servicer.

Certificates Priority of Distributions:

Available funds from the Mortgage Loans will be distributed in the following order of priority:

1) Interest funds, sequentially, as follows: monthly interest (a) from interest funds related to Loan Group 1 and Loan Group 2 concurrently to the Class 1-A-1 and Class 2-A-1 Certificates, respectively, (b) to the Class 2-M-1 Certificates from interest funds relating to the Group 2 Mortgage Loans, (c) to the Class M-2 Certificates and then to the Class B-1 Certificates from interest funds related to all of the Mortgage Loans;
2) Principal funds, sequentially, as follows: (a) from principal funds related to Loan Group 1 and Loan Group 2 concurrently to the Class 1-A-1 and Class 2-A-1 Certificates, respectively, (b) to the Class 2-M-1 Certificates from principal funds relating to the Group 2 Mortgage Loans, (c) to the Class M-2 Certificates and then to the Class B-1 Certificates from principal funds related to all of the Mortgage Loans, as described under "Principal Paydown" below;
3) Excess Cashflow as follows: as principal to the Certificates to build O/C and subordination as described under "Overcollateralization Target" and "Principal Paydown," respectively,
4) Any remaining Excess Cashflow to the affected Class(es) of certificates, the Net Rate Carryover for such Certificates.
5) Any remaining Excess Cashflow to pay any unpaid realized loss amounts to (a) reimburse Fannie Mae for any claims paid and the Class 2-A-1 Certificates from Excess Cashflow relating to Loan Group 1 and Loan Group 2, respectively, (b) any unpaid realized loss amounts to the Class 2-M-1 Certificates from Group 2 Excess Cashflow, (c) any unpaid realized loss amounts to the Class M-2 Certificates and (d) any unpaid realized loss amounts to the Class B-1 Certificates.
6) To the Residual Certificate, any remaining amount.

** Under certain delinquency, prepayment and loss scenarios (as described in the prospectus supplement), principal or interest from an unrelated Loan Group may be used to pay the Senior Certificates related to the other Loan Group.*

Principal Paydown:

Prior to the Stepdown Date or if a Trigger Event (which shall be established with the rating agencies and described in the Prospectus Supplement) has occurred (and is continuing) on any Distribution Date, 100% of the available principal funds will be paid to the Senior Certificates, provided, however, that if the Senior Certificates have been retired, such amounts will be applied sequentially in the following order of priority: (a) from principal related to the Group 2 Mortgage Loans, to the Class 2-M-1 Certificates and (b) from all principal collections, to the Class M-2 Certificates and the Class B-1 Certificates. If, prior to the Stepdown Date or in a period when a Trigger Event has occurred (and is continuing), the Class 1-A-1 Certificates are retired prior to the Group 2 Certificates, 100% the principal collections on the Mortgage Loans will be paid to the Group 2 Certificates until they are retired. Generally, the Class 1-A-1 Certificates will only receive principal related to the Group 1 Mortgage Loans, however, under certain delinquency, prepayment and loss scenarios (as more fully described in the prospectus supplement), principal from the Group 2 Mortgage Loans may be used to pay the Class 1-A-1 Certificates.

On any Distribution Date on or after the Stepdown Date, and if a Trigger Event has not occurred (or is not continuing) on such Distribution Date, all Offered Certificates will be entitled to receive payments of principal in the following order of priority: (i) first, concurrently, to the Senior Certificates from principal collections on the Mortgage Loans in each Loan Group to the related Certificates, such that (a) the sum of the unpaid principal balance of the Class 1-A-1, Class 2-A-1 and Class 2-M-1 Certificates will have 15.10% Subordination and (b) the sum of (x) the unpaid principal balance of the Class 2-A-1 Certificates and (y) the Group 1 Notional Amount (as defined below) will have 27.10% subordination (ii) second, from any remaining principal collections relating to the Group 2 Mortgage Loans, to the Class 2-M-1 Certificates in an amount equal to the positive difference (if any) of the amount of principal payable to the Group 2 Certificates under clause (a) of (i) above, over the amount of principal payable to the Class 2-A-1 Certificates under clause (b) of (i), above, (iii) third, to the Class M-2 Certificates such that the Class M-2 Certificates will have 6.80% Subordination and (iv) fourth, to the Class B-1 Certificates such that the Class B-1 Certificates will have 1.50%.

The ***"Group 1 Notional Amount"*** will equal the excess of the (a) the unpaid principal balance of the Class 1-A-1 Certificates over (b) a notional amount equal to the unpaid principal balance of the Class 1-A-1 Certificates times a fraction the numerator of which is the unpaid principal balance of the Class 2-M-1 Certificates and the denominator of which is the unpaid principal balance of the Group 2 Certificates,

Group 1 Distributions:

Unless both the Class B-1 and Group 2 Certificates have been reduced to zero (and then only in the limited circumstances described in the prospectus supplement) or such payments are in respect of realized losses, the total amount of principal and interest paid to the Class 1-A-1 Certificates will not exceed the aggregate of all principal and interest collections related to the Group 1 Mortgage Loans.

[Discount Margin Tables, Available Funds Schedule and Collateral Tables to Follow]

Discount Margin Tables (%)

Class T10/1-A-1 (To Call)

Margin 0.12%

Percent of Pricing Prepayment Speed	0%	80%	100%	150%	200%
DM @ 100-00	12.000	12.000	12.000	12.000	12.000
WAL (yr)	19.01	3.39	2.67	1.64	1.09
MDUR (yr)	15.49	3.23	2.57	1.60	1.07
First Prin Pay	7/02	7/02	7/02	7/02	7/02
Last Prin Pay	2/31	7/11	8/09	12/06	7/05

Class T10/1-A-1 (To Maturity)

Margin 0.12%

Percent of Pricing Prepayment Speed	0%	80%	100%	150%	200%
DM @ 100-00	12.025	12.820	12.894	12.981	12.722
WAL (yr)	19.06	3.69	2.92	1.80	1.16
MDUR (yr)	15.52	3.47	2.78	1.74	1.14
First Prin Pay	7/02	7/02	7/02	7/02	7/02
Last Prin Pay	4/32	1/22	4/18	11/12	9/09

Class 2-A-1 (To Call)

Margin 0.27%

Percent of Pricing Prepayment Speed	0%	80%	100%	150%	200%
DM @ 100-00	27.000	27.000	27.000	27.000	27.000
WAL (yr)	18.66	3.23	2.53	1.48	0.97
MDUR (yr)	14.99	3.06	2.43	1.45	0.96
First Prin Pay	7/02	7/02	7/02	7/02	7/02
Last Prin Pay	2/31	7/11	8/09	12/06	2/05

Class 2-A-1 (To Maturity)

Margin 0.27%

Percent of Pricing Prepayment Speed	0%	80%	100%	150%	200%
DM @ 100-00	27.055	28.799	28.979	29.317	27.000
WAL (yr)	18.71	3.51	2.77	1.64	0.97
MDUR (yr)	15.03	3.28	2.62	1.59	0.96
First Prin Pay	7/02	7/02	7/02	7/02	7/02
Last Prin Pay	5/32	2/22	5/18	12/12	2/05

Class 2-M-1 (To Call)

Margin	0.65%				
Percent of Pricing Prepayment Speed	0%	80%	100%	150%	200%
DM @ 100-00	65.000	65.000	65.000	65.000	65.000
WAL (yr)	26.17	5.94	4.85	4.06	2.97
MDUR (yr)	19.18	5.48	4.55	3.87	2.87
First Prin Pay	2/24	7/05	9/05	1/06	2/05
Last Prin Pay	2/31	7/11	8/09	12/06	7/05

Class 2-M-1 (To Maturity)

Margin	0.65%				
Percent of Pricing Prepayment Speed	0%	80%	100%	150%	200%
DM @ 100-00	65.105	67.343	67.477	67.080	74.115
WAL (yr)	26.30	6.50	5.32	4.36	4.22
MDUR (yr)	19.25	5.91	4.93	4.13	3.99
First Prin Pay	2/24	7/05	9/05	1/06	2/05
Last Prin Pay	4/32	12/17	3/15	11/10	10/09

Class M-2 (To Call)

Margin	1.10%				
Percent of Pricing Prepayment Speed	0%	80%	100%	150%	200%
DM @ 100-00	110.000	110.000	110.000	110.000	110.000
WAL (yr)	26.08	5.94	4.80	3.69	3.08
MDUR (yr)	18.12	5.39	4.45	3.49	2.94
First Prin Pay	12/23	7/05	7/05	9/05	7/05
Last Prin Pay	2/31	7/11	8/09	12/06	7/05

Class M-2 (To Maturity)

Margin	1.10%				
Percent of Pricing Prepayment Speed	0%	80%	100%	150%	200%
DM @ 100-00	110.126	112.806	112.956	112.643	121.593
WAL (yr)	26.18	6.33	5.13	3.89	3.95
MDUR (yr)	18.16	5.68	4.70	3.67	3.73
First Prin Pay	12/23	7/05	7/05	9/05	12/05
Last Prin Pay	12/31	9/15	1/13	2/09	1/07

Class B-1 (To Call)

Margin	1.80%				
Percent of Pricing Prepayment Speed	**0%**	**80%**	**100%**	**150%**	**200%**
DM @ 100-00	180.000	180.000	180.000	180.000	180.000
WAL (yr)	25.85	5.57	4.49	3.39	3.08
MDUR (yr)	16.60	4.97	4.10	3.18	2.90
First Prin Pay	12/23	7/05	7/05	7/05	7/05
Last Prin Pay	2/31	7/11	8/09	12/06	7/05

Class B-1 (To Maturity)

Margin	1.80%				
Percent of Pricing Prepayment Speed	**0%**	**80%**	**100%**	**150%**	**200%**
DM @ 100-00	180.022	180.480	180.520	180.466	184.829
WAL (yr)	25.86	5.61	4.52	3.41	3.26
MDUR (yr)	16.60	5.00	4.13	3.19	3.06
First Prin Pay	12/23	7/05	7/05	7/05	7/05
Last Prin Pay	6/31	9/12	8/10	7/07	12/05

[Available Funds Schedule and Collateral Tables to Follow]

ABS New Transaction

Computational Materials

$930,000,000
(Approximate)

CWABS, Inc.

Depositor

ASSET-BACKED CERTIFICATES, SERIES 2002-2

FANNIE MAE GRANTOR TRUST 2002-T10

Countrywide
HOME LOANS
Seller and Master Servicer

The attached tables and other sample pool analyses, together with all other information presented herein (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Countrywide Securities Corporation ("Countrywide Securities") and not by the issuer of the securities or any of its affiliates (other than Countrywide Securities). The issuer of these securities has not prepared or taken part in the preparation of these materials. Neither Countrywide Securities, the issuer of the securities nor any of its other affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Without limiting the foregoing, the collateral information set forth in these Computational Materials, including without limitation the collateral tables which follow, is based only on a sample pool of Mortgage Loans expected to be included in the Trust along with other Mortgage Loans on the Closing Date. In addition, certain Mortgage Loans contained in this sample pool may be deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date. This sample pool may not necessarily represent a Statistically relevant population, notwithstanding any contrary references herein. Although Countrywide Securities believes the information with respect to the sample pool will be representative of the final pool of Mortgage Loans, the collateral characteristics of the final pool may nonetheless vary from the collateral characteristics of the sample pool.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting your Countrywide Securities account representative.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Preliminary Term Sheet ***Date Prepared: June 16, 2002***

$930,000,000 (Approximate)
CWABS Asset-Backed Certificates, Series 2002-2
Fannie Mae Grantor Trust 2002-T10

Class [1,2]	Principal Amount	WAL Call/Mat [3]	Payment Window (Mos) Call/Mat [3]	Expected Ratings (S&P/Moody's)	Last Scheduled Distribution Date	Certificate Type
T10[4]	$605,800,000	2.67 / 2.92	1-86 / 1-190	FNMA Guaranteed	April 2032	Floating Rate Senior
1-A-1[4]	$605,800,000			Not Offered		
2-A-1	$244,160,000	2.53 / 2.77	1-86 / 1-191	AAA/Aaa	May 2032	Floating Rate Senior
2-M-1	$16,800,000	4.85 / 5.32	39-86 / 39-153	AA/Aa2	April 2032	Floating Rate Mezzanine
M-2	$38,595,000	4.80 / 5.13	37-86 / 37-127	A/A2	December 2032	Floating Rate Subordinate
B-1	$24,645,000	4.49 / 4.52	37-86 / 37-98	BBB/Baa2	June 2032	Floating Rate Subordinate
R	N/A			Not Offered		
Total:	**930,000,000**					

(1) The Class 1-A-1 Certificates are backed by the cashflows from the Group 1 Mortgage Loans. The Class 2-A-1 and Class 2-M-1 (the Group 2 Certificates) are backed by the cashflows from the Group 2 Mortgage Loans. Under certain conditions primarily relating to losses, as described under "Priority of Distributions," cashflows from one Group may be used to make certain payments to the Senior Certificates related to the other Group. The Class M-2 and Class B-1 Certificates are backed by the cashflows from all of the Mortgage Loans.

(2) The margin on the Senior Certificates doubles and the respective margins on the Class 2-M-1, Class M-2 and Class B-1 Certificates are equal to 1.5x the related original margin after the Clean-up Call date.

(3) See "Pricing Prepayment Speed" below.

(4) Fannie Mae Grantor Trust 2002-T10 will issue Class A-1 Certificates which will be entitled to all cashflows relating to the CWABS 2002-2 Class 1-A-1 certificates (which are not being offered hereby) and the benefits of the Fannie Mae guaranty with respect thereto. Fannie Mae will also guaranty payment of the 2002-T10 Certificates.

Trust: Asset-Backed Certificates, Series 2002-2 and Fannie Mae Grantor Trust 2002-T10.

Guarantor: Fannie Mae.

Depositor: CWABS, Inc.

Seller: Countrywide Home Loans, Inc (***"Countrywide"***).

Master Servicer: Countrywide Home Loans Servicing LP.

Underwriters: Countrywide Securities Corporation (Lead Manager), J.P. Morgan Securities Inc. (Co-Manager).

Trustee/Custodian: The Bank of New York, a New York Banking Corporation.

Offered Certificates: The (i) Fannie Mae Grantor Trust 2002-T10 Class A-1 Certificates (the ***"Class T10 Certificates"***), (ii) Class 2-A-1 Certificates (together with the Class T10 Certificates, the ***"Senior Certificates"***) and Class 2-M-1 Certificates (together with the Class 2-A-1 Certificates the ***"Group 2 Certificates"***) and (iii) Class M-2 and Class B1 Certificates (collectively, the ***"Subordinate Certificates"***). The Senior Certificates, 2-M-1 and the Subordinate Certificates are collectively referred to herein as the ***"Offered Certificates."***

Non-Offered Certificates: The ***"Non-Offered Certificates"*** consist of the Class R Certificates and the Class 1-A-1 Certificates. The Class 1-A-1 Certificates are not being offered hereby and will be deposited into the Fannie Mae Grantor Trust 2002-T10.

Federal Tax Status:	It is anticipated that the Offered Certificates will represent ownership of REMIC regular interests for tax purposes.
Registration:	The Offered Certificates will be available in book-entry form through DTC, Clearstream, Luxembourg and the Euroclear System.
Sample Pool Calculation Date:	June 1, 2002.
Cut-off Date:	For each Mortgage Loan delivered to the Trust on the Closing Date, the later of June 1, 2002, or the origination date of such Mortgage Loan. For each Subsequent Mortgage Loan, the later of the first day of the month in which the Subsequent Mortgage Loan is delivered to the Trust, or the origination date of such Subsequent Mortgage Loan.
Expected Pricing Date:	June [19], 2002.
Expected Closing Date:	June [28], 2002.
Expected *Settlement Date:*	June [28], 2002.
Distribution Date:	The 25th day of each month (or, if not a business day, the next succeeding business day), commencing in July 2002.
Accrued Interest:	The price to be paid by investors for the Offered Certificates will not include accrued interest (i.e., settling flat).
Interest Accrual Period:	The "***Interest Accrual Period***" for each Distribution Date with respect to the Offered Certificates will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (on an actual/360 day basis).
ERISA Eligibility:	The Offered Certificates are expected to be ERISA eligible.
SMMEA Eligibility:	The Offered Certificates (Other than the Class T10 Certificates) are not expected to constitute "mortgage related securities" and will not be legal investments for purposes of SMMEA. Because the Class T10 Certificates will have a guarantee by Fannie Mae, they are expected to be legal investments for purposes of SMMEA (subject to certain state limitations).
Optional Termination:	The terms of the transaction allow for a clean-up call by the Master Servicer (the "***Clean-up Call***") which, subject to any restrictions set forth in the transaction documents, may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the sum of (a) the aggregate principal balance as of the Cut-off Date of the Mortgage Loans included in the pool on Closing Date and (b) the Pre-Funded Amount deposited in the Pre-Funding Account on the Closing Date.
Pricing Prepayment Speed:	The Certificates were priced based on the following collateral prepayment assumptions: 23% HEP for the Fixed Rate Mortgage Loans (i.e., prepayments start at 2.3% in month one, and increase 2.3% each month to 23% CPR in month ten, and remain at 23% CPR thereafter) and 30% CPR for the Adjustable Rate Mortgage Loans.
Mortgage Loans:	As of the Sample Pool Calculation Date, the aggregate principal balance of the Mortgage Loans was approximately $667,401,517 of which: (i) approximately $292,343,722 and $171,818,471, respectively, were adjustable and fixed rate conforming Mortgage Loans made to credit blemished borrowers (the "***Group 1 Mortgage Loans***") and (ii) approximately $132,123,549 and $71,115,775, respectively, were adjustable and fixed rate Mortgage Loans made to credit blemished borrowers (the

"*Group 2 Mortgage Loans*"). (the Group 1 Mortgage Loans, together with the Group 2 Mortgage Loans, the ***"Mortgage Loans"*** and the aggregate of the fixed rate mortgage loans or the adjustable rate mortgage loans, respectively, the ***"Fixed Rate Mortgage Loans"*** and the ***"Adjustable Rate Mortgage Loans"***). It is expected that (a) additional Mortgage Loans will be delivered to the Trust on the Closing Date and during the Funding Period and (b) certain Mortgage Loans may be pre-paid, become ineligible for transfer to the trust or may otherwise be deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date. See the attached collateral descriptions for additional information.

Pre-Funded Amount: A deposit of no more than approximately $232,500,000 (the initial ***"Pre-Funded Amount"***) will be made to a pre-funding account (the ***"Pre-Funding Account"***) on the Closing Date. From the Closing Date through and including September 20, 2002 (the ***"Funding Period"***), the Pre-Funded Amount will be used to purchase subsequent Mortgage Loans (the ***"Subsequent Mortgage Loans"***) having similar characteristics as the Mortgage Loans as of the Sample Pool Calculation Date. It is expected that the Pre-Funded Amount will be used during the Funding Period to the purchase (i) approximately $60,000,000 of Fixed Rate Group 1 Mortgage Loans and approximately $102,500,000 of Adjustable Rate Group 1 Mortgage Loans and (ii) approximately $24,500,000 of Fixed Rate Group 2 Mortgage Loans and approximately $45,500,000 of Adjustable Rate Group 2 Mortgage Loans.

Pass-Through Rate: The Pass-Through Rate on each Class of Offered Certificates will be equal to the lesser of (a) one-month LIBOR plus the margin for such Class, and (b) the Net Rate Cap.

Adjusted Net Mortgage Rate: The ***"Adjusted Net Mortgage Rate"*** for each Mortgage Loan is equal to the gross mortgage rate of the Mortgage Loan less the sum of (a) the servicing fee rate and (b) the trustee fee rate (such sum, the ***"Expense Fee Rate"***).

Maximum Rate: The ***"Maximum Rate"*** is generally, subject to certain exceptions described in the prospectus supplement, equal to (i) with respect to the Class T10 Certificates, the excess of (a) the weighted average Adjusted Maximum Mortgage Rate of the Loan Group 1 Mortgage Loans over (b) the Fannie Mae guaranty fee times a fraction the numerator of which is the unpaid principal balance of the Class T10 Certificates and the denominator of which is the unpaid principal balance of the Group 1 Mortgage Loans (such adjusted guaranty fee the ***"Adjusted G Fee"***), (ii) with respect to the Group 2 Certificates, the weighted average Adjusted Maximu m Mortgage Rate of the Loan Group 2 Mortgage Loans and (iii) with respect to the Class M-2 and Class B1 Certificates, the weighted average Adjusted Maximum Mortgage Rate of the Mortgage Loans weighted on the basis of the relative amount of collateral contributed by each group, in each case adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis.

Adjusted Maximum Mortgage Rate: The ***"Adjusted Maximum Mortgage Rate"*** for each Mortgage Loan is equal to the gross maximum mortgage rate (or the mortgage rate in the case of the Fixed Rate Mortgage Loans) less, in each case, the Expense Fee Rate.

Net Rate Cap: The ***"Net Rate Cap"*** is generally, subject to certain exceptions described in the prospectus supplement, equal to (i) with respect to the Class T10 Certificates, the excess of the weighted average Adjusted Net Mortgage Rate of the Group 1 Mortgage Loans over the Adjusted G Fee, (ii) with respect to the Group 2 Certificates, the weighted average Adjusted Net Mortgage Rate of the Group 2 Mortgage Loans and (iii) with respect to the Class M-2 and Class B-1 Certificates, the weighted average Adjusted Net Mortgage Rate of the Mortgage Loans weighted on the basis of the relative amount of collateral contributed by each group, in each case adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis and including any proceeds available to such group from the Cap Contracts.

Net Rate Carryover: For any Class of Offered Certificates, on any Distribution Date on which the Pass-Through Rate for such class is limited by the Net Rate Cap, the Net Rate Carryover will equal the sum of (a) the excess of (i) the amount of such interest thereon that would have accrued if the Pass-Through Rate had not been so limited (up to the Maximum Rate) over (ii) the amount of interest accrued based on the Net Rate Cap, and (b) the aggregate of any such shortfalls from previous Distribution Dates together with accrued interest thereon at the related Pass-Through Rate (without giving effect to the Net Rate Cap, up to the Maximum Rate). Net Rate Carryover will be paid to the extent available from proceeds received on the Cap Contracts and Excess Cash flow remaining as described under the heading "Certificates Priority of Distributions" below.

Cap Contract: The Trust will include two one-month LIBOR cap contracts for the benefit of the Offered Certificates (the "***Cap Contracts***"). On the Closing Date, the notional amount of the Cap Contracts will equal approximately $240,000,000 and $98,000,000, and will thereafter amortize down pursuant to an amortization schedule. The one-month LIBOR strike on the Cap Contracts will be 7.70% and 7.80% per annum, respectively. Payments received on the Cap Contracts with respect to a Distribution Date will be available to pay the holders of the Offered Certificates any Net Rate Carryover on such Distribution Date on a pro rata basis (on the basis of the related Net Rate Carryover for each such class). Any amounts received on the Cap Contracts on a Distribution Date that are not used to pay the Net Rate Carryover will be distributed to the Seller and will not be available for payments on the Certificates thereafter.

Credit Enhancement: Consists of the following:

1) Excess Cashflow
2) Overcollateralization and
3) Subordination
4) In the case of the Class T-10 Certificates only, a Fannie Mae Guaranty

Excess Cashflow : "***Excess Cashflow***" for any Distribution Date will be equal to the available funds remaining after priorities 1) and 2) under "Certificates Priority of Distributions."

Overcollateralization : The credit enhancement provisions of the trust are, in part, intended to provide for the limited acceleration of the Certificates relative to the amortization of the Mortgage Loans, generally in the early months of the transaction. Accelerated amortization is achieved by applying certain Excess Cashflow collected on the collateral to the payment of principal on the Certificates, resulting in overcollateralization ("***O/C***"). By paying down the principal balance of the Certificates faster than the principal amortization of the Mortgage Loans, an overcollateralization amount equal to the excess of the aggregate principal balance of the Mortgage Loans over the principal balance of the Certificates is created. Excess Cashflow will be directed to build O/C until the Overcollateralization Target is reached. Upon this event the acceleration feature will generally cease unless necessary to restore the O/C to the required level.

Overcollateralization Target: Prior to the Stepdown Date, 0.75% of the sum of the initial principal balance of the Mortgage Loans as of the initial Cut-off Date plus the Pre-Funded Amount as of the Closing Date (the "***Initial Target***"). The O/C for the first Distribution Date will be zero.

On or after the Stepdown Date, 1.50% of the principal balance of the Mortgage Loans for the related Distribution Date, subject to a floor equal to 0.50% of the sum of the initial principal balance of the Mortgage Loans as of the initial Cut-off Date plus the Pre-Funded Amount as of the Closing Date.

Provided, however, that if certain Trigger Events (as will be established by the rating agencies) have occurred on the related Distribution Date, the O/C target will be equal to the Initial Target.

Stepdown Date: The later to occur of:

(i) the Distribution Date in July 2005 (or the Distribution date on which the Senior Certificates are reduced to zero); and
(ii) the first Distribution Date on which the principal balance of the Senior Certificates and the Class 2M-1 Certificates is less than or equal to 84.90% of the principal balance of the Mortgage Loans for such Distribution Date.

Allocation of Losses:

Any realized losses from a Loan Group, other than excess losses, on the related Mortgage Loans will be allocated as follows: *first*, to the Subordinate Certificates in reverse order of their numerical Class designations, in each case, until the respective class principal balance of each Class of Subordinate Certificates have been reduced to zero; *thereafter*, Losses from the Group 2 Mortgage Loans will be Allocated to the Class 2-M-1 Certificates until they have been reduced to zero. Any additional losses after (i) the Class M-2 Certificates have been reduced to zero, with respect to the Class 1-A-1 Certificates or (ii) the Class 2-M-1 Certificates have been reduced to zero, with respect to the Class 2-A-1 Certificates, will be allocable to the related Senior Certificates.

Fannie Mae Guaranty:

Fannie Mae will guarantee that (i) required payments of interest on the Class T10 Certificates are distributed on time, and (ii) the ultimate payment of the principal balance of the Class T10 Certificates. The Fannie Mae guaranty will not cover any Net Rate Cap Carryover or any prepayment interest shortfall amounts for a Distribution Date in excess of compensating interest of up to one-half of the servicing fee payable to the Master Servicer.

Certificates Priority of Distributions:

Available funds from the Mortgage Loans will be distributed in the following order of priority:

1) Interest funds, sequentially, as follows: monthly interest (a) from interest funds related to Loan Group 1 and Loan Group 2 concurrently to the Class 1-A-1 and Class 2-A-1 Certificates, respectively, (b) to the Class 2-M-1 Certificates from interest funds relating to the Group 2 Mortgage Loans, (c) to the Class M-2 Certificates and then to the Class B-1 Certificates from interest funds related to all of the Mortgage Loans;
2) Principal funds, sequentially, as follows: (a) from principal funds related to Loan Group 1 and Loan Group 2 concurrently to the Class 1-A-1 and Class 2-A-1 Certificates, respectively, (b) to the Class 2-M-1 Certificates from principal funds relating to the Group 2 Mortgage Loans, (c) to the Class M-2 Certificates and then to the Class B-1 Certificates from principal funds related to all of the Mortgage Loans, as described under "Principal Paydown" below;
3) Excess Cashflow as follows: as principal to the Certificates to build O/C and subordination as described under "Overcollateralization Target" and "Principal Paydown," respectively,
4) Any remaining Excess Cashflow to the affected Class(es) of certificates, the Net Rate Carryover for such Certificates.
5) Any remaining Excess Cashflow to pay any unpaid realized loss amounts to (a) reimburse Fannie Mae for any claims paid and the Class 2-A-1 Certificates from Excess Cashflow relating to Loan Group 1 and Loan Group 2, respectively, (b) any unpaid realized loss amounts to the Class 2-M-1 Certificates from Group 2 Excess Cashflow, (c) any unpaid realized loss amounts to the Class M-2 Certificates and (d) any unpaid realized loss amounts to the Class B-1 Certificates.
6) To the Residual Certificate, any remaining amount.

* *Under certain delinquency, prepayment and loss scenarios (as described in the prospectus supplement), principal or interest from an unrelated Loan Group may be used to pay the Senior Certificates related to the other Loan Group.*

Principal Paydown:

Prior to the Stepdown Date or if a Trigger Event (which shall be established with the rating agencies and described in the Prospectus Supplement) has occurred (and is continuing) on any Distribution Date, 100% of the available principal funds will be paid to the Senior Certificates, provided, however, that if the Senior Certificates have been retired, such amounts will be applied sequentially in the following order of priority: (a) from principal related to the Group 2 Mortgage Loans, to the Class 2-M-1 Certificates and (b) from all principal collections, to the Class M-2 Certificates and the Class B-1 Certificates. If, prior to the Stepdown Date or in a period when a Trigger Event has occurred (and is continuing), the Class 1-A-1 Certificates are retired prior to the Group 2 Certificates, 100% the principal collections on the Mortgage Loans will be paid to the Group 2 Certificates until they are retired. Generally, the Class 1-A-1 Certificates will only receive principal related to the Group 1 Mortgage Loans, however, under certain delinquency, prepayment and loss scenarios (as more fully described in the prospectus supplement), principal from the Group 2 Mortgage Loans may be used to pay the Class 1-A-1 Certificates.

On any Distribution Date on or after the Stepdown Date, and if a Trigger Event has not occurred (or is not continuing) on such Distribution Date, all Offered Certificates will be entitled to receive payments of principal in the following order of priority: (i) first, concurrently, to the Senior Certificates from principal collections on the Mortgage Loans in each Loan Group to the related Certificates, such that (a) the sum of the unpaid principal balance of the Class 1-A-1, Class 2A-1 and Class 2M-1 Certificates will have 15.10% Subordination and (b) the sum of (x) the unpaid principal balance of the Class 2-A-1 Certificates and (y) the Group 1 Notional Amount (as defined below) will have 27.10% subordination (ii) second, from any remaining principal collections relating to the Group 2 Mortgage Loans, to the Class 2-M-1 Certificates in an amount equal to the positive difference (if any) of the amount of principal payable to the Group 2 Certificates under clause (a) of (i) above, over the amount of principal payable to the Class 2-A-1 Certificates under clause (b) of (i), above, (iii) third, to the Class M-2 Certificates such that the Class M-2 Certificates will have 6.80% Subordination and (iv) fourth, to the Class B-1 Certificates such that the Class B-1 Certificates will have 1.50%.

The ***"Group 1 Notional Amount"*** will equal the excess of the (a) the unpaid principal balance of the Class 1-A-1 Certificates over (b) a notional amount equal to the unpaid principal balance of the Class 1-A-1 Certificates times a fraction the numerator of which is the unpaid principal balance of the Class 2-M-1 Certificates and the denominator of which is the unpaid principal balance of the Group 2 Certificates,

Group 1 Distributions:

Unless both the Class B-1 and Group 2 Certificates have been reduced to zero (and then only in the limited circumstances described in the prospectus supplement) or such payments are in respect of realized losses, the total amount of principal and interest paid to the Class 1-A-1 Certificates will not exceed the aggregate of all principal and interest collections related to the Group 1 Mortgage Loans.

[Discount Margin Tables, Available Funds Schedule and Collateral Tables to Follow]

Discount Margin Tables (%)

Class T10/1-A-1 (To Call)

Margin 0.12%

Percent of Pricing Prepayment Speed	0%	80%	100%	150%	200%
DM @ 100-00	12.000	12.000	12.000	12.000	12.000
WAL (yr)	19.01	3.39	2.67	1.64	1.09
MDUR (yr)	15.49	3.23	2.57	1.60	1.07
First Prin Pay	7/02	7/02	7/02	7/02	7/02
Last Prin Pay	2/31	7/11	8/09	12/06	7/05

Class T10/1-A-1 (To Maturity)

Margin 0.12%

Percent of Pricing Prepayment Speed	0%	80%	100%	150%	200%
DM @ 100-00	12.025	12.820	12.894	12.981	12.722
WAL (yr)	19.06	3.69	2.92	1.80	1.16
MDUR (yr)	15.52	3.47	2.78	1.74	1.14
First Prin Pay	7/02	7/02	7/02	7/02	7/02
Last Prin Pay	4/32	1/22	4/18	11/12	9/09

Class 2-A-1 (To Call)

Margin 0.27%

Percent of Pricing Prepayment Speed	0%	80%	100%	150%	200%
DM @ 100-00	27.000	27.000	27.000	27.000	27.000
WAL (yr)	18.66	3.23	2.53	1.48	0.97
MDUR (yr)	14.99	3.06	2.43	1.45	0.96
First Prin Pay	7/02	7/02	7/02	7/02	7/02
Last Prin Pay	2/31	7/11	8/09	12/06	2/05

Class 2-A-1 (To Maturity)

Margin 0.27%

Percent of Pricing Prepayment Speed	0%	80%	100%	150%	200%
DM @ 100-00	27.055	28.799	28.979	29.317	27.000
WAL (yr)	18.71	3.51	2.77	1.64	0.97
MDUR (yr)	15.03	3.28	2.62	1.59	0.96
First Prin Pay	7/02	7/02	7/02	7/02	7/02
Last Prin Pay	5/32	2/22	5/18	12/12	2/05

Class 2-M-1 (To Call)

Margin	0.65%				
Percent of Pricing Prepayment Speed	0%	80%	100%	150%	200%
DM @ 100-00	65.000	65.000	65.000	65.000	65.000
WAL (yr)	26.17	5.94	4.85	4.06	2.97
MDUR (yr)	19.18	5.48	4.55	3.87	2.87
First Prin Pay	2/24	7/05	9/05	1/06	2/05
Last Prin Pay	2/31	7/11	8/09	12/06	7/05

Class 2-M-1 (To Maturity)

Margin	0.65%				
Percent of Pricing Prepayment Speed	0%	80%	100%	150%	200%
DM @ 100-00	65.105	67.343	67.477	67.080	74.115
WAL (yr)	26.30	6.50	5.32	4.36	4.22
MDUR (yr)	19.25	5.91	4.93	4.13	3.99
First Prin Pay	2/24	7/05	9/05	1/06	2/05
Last Prin Pay	4/32	12/17	3/15	11/10	10/09

Class M-2 (To Call)

Margin	1.10%				
Percent of Pricing Prepayment Speed	0%	80%	100%	150%	200%
DM @ 100-00	110.000	110.000	110.000	110.000	110.000
WAL (yr)	26.08	5.94	4.80	3.69	3.08
MDUR (yr)	18.12	5.39	4.45	3.49	2.94
First Prin Pay	12/23	7/05	7/05	9/05	7/05
Last Prin Pay	2/31	7/11	8/09	12/06	7/05

Class M-2 (To Maturity)

Margin	1.10%				
Percent of Pricing Prepayment Speed	0%	80%	100%	150%	200%
DM @ 100-00	110.126	112.806	112.956	112.643	121.593
WAL (yr)	26.18	6.33	5.13	3.89	3.95
MDUR (yr)	18.16	5.68	4.70	3.67	3.73
First Prin Pay	12/23	7/05	7/05	9/05	12/05
Last Prin Pay	12/31	9/15	1/13	2/09	1/07

Class B-1 (To Call)

Margin	1.80%				
Percent of Pricing Prepayment Speed	0%	80%	100%	150%	200%
DM @ 100-00	180.000	180.000	180.000	180.000	180.000
WAL (yr)	25.85	5.57	4.49	3.39	3.08
MDUR (yr)	16.60	4.97	4.10	3.18	2.90
First Prin Pay	12/23	7/05	7/05	7/05	7/05
Last Prin Pay	2/31	7/11	8/09	12/06	7/05

Class B-1 (To Maturity)

Margin	1.80%				
Percent of Pricing Prepayment Speed	0%	80%	100%	150%	200%
DM @ 100-00	180.022	180.480	180.520	180.466	184.829
WAL (yr)	25.86	5.61	4.52	3.41	3.26
MDUR (yr)	16.60	5.00	4.13	3.19	3.06
First Prin Pay	12/23	7/05	7/05	7/05	7/05
Last Prin Pay	6/31	9/12	8/10	7/07	12/05

[Available Funds Schedule and Collateral Tables to Follow]

Available Funds Rate Schedule for Class 1-A-1 Certificates (1)

Period	Available Funds Rate (2)	Available Funds Rate (3)	Period	Available Funds Rate (2)	Available Funds Rate (3)
1	8.815	10.343	44	7.723	10.361
2	7.678	9.230	45	8.550	11.462
3	7.679	9.253	46	7.723	10.344
4	7.935	9.531	47	7.980	10.680
5	7.679	9.297	48	7.723	10.794
6	7.935	9.573	49	7.980	11.144
7	7.679	9.336	50	7.723	10.774
8	7.679	9.354	51	7.723	10.764
9	8.503	10.193	52	7.980	11.113
10	7.680	9.388	53	7.723	10.745
11	7.936	9.662	54	7.980	11.328
12	7.681	9.423	55	7.723	10.952
13	7.937	9.697	56	7.723	10.941
14	7.682	9.458	57	8.550	12.102
15	7.682	9.476	58	7.723	10.920
16	7.939	9.750	59	7.980	11.273
17	7.683	9.513	60	7.723	11.035
18	7.939	9.788	61	7.980	11.391
19	7.684	9.550	62	7.723	11.013
20	7.684	9.569	63	7.723	11.002
21	8.215	10.117	64	7.980	11.357
22	7.685	9.606	65	7.723	10.980
23	7.942	9.883	66	7.980	11.334
24	7.684	10.453	67	7.723	10.958
25	7.941	10.753	68	7.723	10.947
26	7.685	9.689	69	8.255	11.690
27	7.686	9.699	70	7.723	10.925
28	7.942	9.991	71	7.980	11.278
29	7.687	9.719	72	7.723	10.903
30	7.944	10.507	73	7.980	11.256
31	7.688	10.217	74	7.723	10.882
32	7.688	10.225	75	7.723	10.871
33	8.513	11.193	76	7.980	11.222
34	7.690	10.242	77	7.723	10.849
35	7.947	10.549	78	7.980	11.200
36	7.727	11.032	79	7.723	10.828
37	7.985	10.036	80	7.723	10.817
38	7.725	9.704	81	8.550	11.964
39	7.723	9.697	82	7.722	10.795
40	7.980	10.014	83	7.980	11.144
41	7.723	9.685	84	7.722	10.774
42	7.980	10.724	85	7.980	11.122
43	7.723	10.369	86	7.722	10.753

(1) Subject to those limitations set forth under "Pass Through Rate" of the attached Computational Materials.
(2) Assumes that 1-Month LIBOR stays at 1.84%, 6-Month LIBOR stays at 2.03% and the collateral is run at the Pricing Prepayment Speed to call and includes all projected cash proceeds from the Cap Contract.
(3) Assumes that both 1-Month and 6-Month LIBOR instantaneously increase to 11.84% and 12.03%, respectively, and includes all projected cash proceeds from the Cap Contract.

Available Funds Rate Schedule for Class 2-A-1 and 2-M-1 Certificates (1)

Period	Available Funds Rate (2)	Available Funds Rate (3)	Period	Available Funds Rate (2)	Available Funds Rate (3)
1	8.885	10.299	44	8.068	10.672
2	7.741	9.180	45	8.932	11.806
3	7.743	9.205	46	8.067	10.655
4	8.004	9.488	47	8.336	11.002
5	7.748	9.253	48	8.066	11.015
6	8.008	9.534	49	8.335	11.372
7	7.751	9.298	50	8.065	10.996
8	7.752	9.318	51	8.065	10.986
9	8.583	10.166	52	8.333	11.342
10	7.754	9.352	53	8.064	10.967
11	8.013	9.627	54	8.332	11.498
12	7.755	9.385	55	8.063	11.117
13	8.014	9.663	56	8.062	11.106
14	7.756	9.422	57	8.925	12.285
15	7.757	9.439	58	8.061	11.086
16	8.017	9.715	59	8.329	11.445
17	7.759	9.474	60	8.060	11.157
18	8.018	9.750	61	8.328	11.518
19	7.760	9.512	62	8.058	11.136
20	7.761	9.529	63	8.058	11.126
21	8.297	10.083	64	8.326	11.486
22	7.762	9.566	65	8.056	11.105
23	8.022	9.843	66	8.324	11.464
24	7.999	10.613	67	8.055	11.084
25	8.266	10.183	68	8.054	11.074
26	7.999	9.899	69	8.609	11.826
27	7.999	9.907	70	8.053	11.053
28	8.266	10.208	71	8.320	11.410
29	7.999	9.924	72	8.051	11.032
30	8.266	10.769	73	8.319	11.389
31	7.999	10.468	74	8.050	11.011
32	7.999	10.475	75	8.049	11.000
33	8.856	11.477	76	8.316	11.356
34	7.999	10.490	77	8.047	10.979
35	8.265	10.807	78	8.315	11.335
36	8.071	11.272	79	8.045	10.959
37	8.340	10.371	80	8.045	10.948
38	8.071	10.030	81	8.905	12.110
39	8.070	10.024	82	8.043	10.927
40	8.339	10.351	83	8.310	11.281
41	8.069	10.011	84	8.041	10.906
42	8.338	11.045	85	8.308	11.259
43	8.069	10.681	86	8.039	10.886

(1) Subject to those limitations set forth under "Pass Through Rate" of the attached Computational Materials.
(2) Assumes that 1-Month LIBOR stays at 1.84%, 6-Month LIBOR stays at 2.03% and the collateral is run at the Pricing Prepayment Speed to call and includes all projected cash proceeds from the Cap Contract.
(3) Assumes that both 1-Month and 6-Month LIBOR instantaneously increase to 11.84% and 12.03%, respectively, and includes all projected cash proceeds from the Cap Contract.

Available Funds Rate Schedule for Class M-2 and B-1 Certificates (1)

Period	Available Funds Rate (2)	Available Funds Rate (3)
1	8.836	10.330
2	7.697	9.215
3	7.698	9.239
4	7.955	9.518
5	7.699	9.284
6	7.957	9.561
7	7.701	9.324
8	7.701	9.343
9	8.527	10.185
10	7.702	9.377
11	7.959	9.652
12	7.703	9.412
13	7.960	9.687
14	7.704	9.447
15	7.705	9.465
16	7.962	9.740
17	7.706	9.502
18	7.963	9.777
19	7.707	9.538
20	7.707	9.557
21	8.239	10.107
22	7.708	9.594
23	7.966	9.871
24	7.779	10.501
25	8.039	10.582
26	7.780	9.752
27	7.780	9.762
28	8.040	10.056
29	7.781	9.781
30	8.040	10.586
31	7.781	10.292
32	7.782	10.300
33	8.616	11.279
34	7.782	10.317
35	8.042	10.627
36	7.830	11.104
37	8.092	10.137
38	7.829	9.802
39	7.827	9.795
40	8.088	10.115
41	7.827	9.783
42	8.087	10.820
43	7.826	10.463

Period	Available Funds Rate (2)	Available Funds Rate (3)
44	7.826	10.454
45	8.665	11.565
46	7.826	10.437
47	8.087	10.777
48	7.826	10.860
49	8.086	11.212
50	7.825	10.841
51	7.825	10.831
52	8.086	11.182
53	7.825	10.811
54	8.085	11.379
55	7.824	11.001
56	7.824	10.991
57	8.662	12.157
58	7.824	10.970
59	8.084	11.325
60	7.823	11.071
61	8.084	11.429
62	7.823	11.050
63	7.822	11.039
64	8.083	11.396
65	7.822	11.017
66	8.082	11.373
67	7.821	10.996
68	7.821	10.985
69	8.360	11.731
70	7.821	10.963
71	8.081	11.317
72	7.820	10.942
73	8.080	11.295
74	7.819	10.920
75	7.819	10.909
76	8.079	11.262
77	7.818	10.888
78	8.079	11.240
79	7.818	10.867
80	7.817	10.856
81	8.655	12.007
82	7.817	10.835
83	8.077	11.185
84	7.816	10.813
85	8.076	11.163
86	7.815	10.792

(1) Subject to those limitations set forth under "Pass Through Rate" of the attached Computational Materials.
(2) Assumes that 1-Month LIBOR stays at 1.84%, 6-Month LIBOR stays at 2.03% and the collateral is run at the Pricing Prepayment Speed to call and includes all projected cash proceeds from the Cap Contract.
(3) Assumes that both 1-Month and 6-Month LIBOR instantaneously increase to 11.84% and 12.03%, respectively, and includes all projected cash proceeds from the Cap Contract.

Group 1 and Group 2 $667,401,517

(Conforming/Non-Conforming ARM and Fixed $667,401,517)

		Range
Total Number of Loans	4,832	
Total Outstanding Loan Balance	$667,401,517	
Average Loan Balance	$138,121	
WA Mortgage Rate	8.549%	5.860% to 17.750%
ARM Characteristics		
WA Gross Margin	6.598%	2.330% to 13.000%
WA Months to First Roll	26	0 to 37
WA First Periodic Cap	2.085%	1.000% to 6.000%
WA Subsequent Periodic Cap	1.314%	1.000% to 3.000%
WA Lifetime Cap	15.156%	11.860% to 22.875%
WA Lifetime Floor	8.436%	5.860% to 15.875%
WA Original Term (months)	342	60 to 360
WA Remaining Term (months)	340	58 to 360
WA LTV	78.47%	
WA FICO	609	
Percentage of Pool with Prepayment Penalties at Loan Orig	84.55%	
Percentage of Pool Secured by: 1st Liens	98.25%	
Percentage of Pool Secured by: 2nd Liens	1.75%	

Top 5 States:	Top 5 Prop:	Doc Types:	Purpose Codes	Occ Codes	Grades
CA: 38.16%	SFD: 82.39%	FULL DOC: 81.94%	RFCO: 69.04%	OOC: 97.40%	A: 55.32%
FL: 4.93%	PUD: 9.44%	STATED: 13.66%	PURCH: 23.67%	NOO: 2.21%	A-: 20.89%
MI: 4.74%	CONDO: 4.37%	SIMPLE: 4.41%	REFI: 7.28%	2ND: 0.39%	B: 13.95%
MA: 3.70%	2 FAM: 2.34%				C: 7.06%
NY: 3.52%	4 FAM: 0.39%				C-: 2.48%
					D: 0.29%

Group 1 Mortgage Loans
(Conforming ARM and Fixed $464,162,193)

		Range
Total Number of Loans	3,572	
Total Outstanding Loan Balance	$464,162,193	
Average Loan Balance	$129,945	
WA Mortgage Rate	8.558%	5.875% to 13.000%
ARM Characteristics		
WA Gross Margin	6.497%	2.750% to 10.400%
WA Months to First Roll	27	0 to 37
WA First Periodic Cap	2.019%	1.000% to 3.000%
WA Subsequent Periodic Cap	1.334%	1.000% to 1.500%
WA Lifetime Cap	15.258%	11.875% to 20.000%
WA Lifetime Floor	8.497%	5.875% to 13.000%
WA Original Term (months)	341	60 to 360
WA Remaining Term (months)	340	58 to 360
WA CLTV	77.73%	
WA FICO	605	
Percentage of Pool with Prepayment Penalties at Loan Orig	84.40%	
Percentage of Pool Secured by: 1st Liens	100.00%	
Percentage of Pool Secured by: 2nd Liens	0.00%	

Top 5 States:	Top 5 Prop:	Doc Types:	Purpose Codes	Occ Codes	Grades
CA: 33.03%	SFD: 82.90%	FULL DOC: 83.14%	RFCO: 71.77%	OOC: 96.81%	A: 51.89%
FL: 5.38%	PUD: 8.13%	STATED: 12.48%	PURCH: 20.82%	NOO: 2.78%	A-: 21.18%
MI: 4.96%	CONDO: 4.92%	SIMPLE: 4.38%	REFI: 7.42%	2ND: 0.42%	B: 15.68%
OH: 3.96%	2 FAM: 2.85%				C: 8.17%
MA: 3.81%	4 FAM: 0.57%				C-: 2.76%
					D: 0.32%

Group 1 Mortgage Loans
(Conforming ARM $292,343,722)

Loan Programs

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
6MO LIBOR	5	$490,871	0.17
2/28 LIBOR	1,452	$198,366,960	67.85
3/27 LIBOR	674	$93,485,891	31.98
	2,131	$292,343,722	100.00

Principal Balances

Range of Principal Balances ($)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
$ 0.00 to $25,000	5	$99,182	0.03
$ 25,000.01 to $50,000	102	$4,163,246	1.42
$ 50,000.01 to $75,000	298	$19,042,694	6.51
$ 75,000.01 to $100,000	340	$29,836,681	10.21
$100,000.01 to $150,000	595	$73,414,402	25.11
$150,000.01 to $200,000	390	$67,679,021	23.15
$200,000.01 to $250,000	243	$54,382,053	18.60
$250,000.01 to $300,000	150	$41,073,432	14.05
$300,000.01 to $350,000	5	$1,578,134	0.54
$350,000.01 to $400,000	3	$1,074,876	0.37
	2,131	$292,343,722	100.00

Mortgage Rates

Range of Mortgage Rates (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
5.501 - 6.000	2	$373,505	0.13
6.001 - 6.500	6	$980,997	0.34
6.501 - 7.000	109	$21,358,310	7.31
7.001 - 7.500	201	$36,037,101	12.33
7.501 - 8.000	369	$58,938,426	20.16
8.001 - 8.500	338	$47,482,787	16.24
8.501 - 9.000	370	$48,472,303	16.58

Group 1 Mortgage Loans
(Conforming ARM $292,343,722)

Mortgage Rates

Range of Mortgage Rates (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
9.001 - 9.500	248	$28,891,431	9.88
9.501 - 10.000	228	$26,915,841	9.21
10.001 - 10.500	109	$10,567,070	3.61
10.501 - 11.000	78	$6,644,626	2.27
11.001 - 11.500	35	$2,651,878	0.91
11.501 - 12.000	22	$1,890,114	0.65
12.001 - 12.500	11	$669,543	0.23
12.501 - 13.000	5	$469,791	0.16
	2,131	$292,343,722	100.00

Months Remaining to Maturity

Months Remaining to Maturity	Number of Loans	Principal Balance	% of Aggregate Principal Balance
121 - 180	1	$139,658	0.05
181 - 300	2	$147,335	0.05
301 - 360	2,128	$292,056,730	99.90
	2,131	$292,343,722	100.00

Combined Loan-to-Value Ratios

Range of CLTVs(%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
50.00 or Less	105	$9,877,246	3.38
50.01-55.00	38	$5,076,072	1.74
55.01-60.00	60	$7,182,575	2.46
60.01-65.00	84	$9,944,547	3.40
65.01-70.00	185	$24,347,918	8.33
70.01-75.00	284	$40,086,061	13.71
75.01-80.00	581	$84,356,799	28.86
80.01-85.00	311	$43,765,839	14.97
85.01-90.00	431	$59,474,580	20.34
90.01-95.00	42	$6,685,945	2.29

Group 1 Mortgage Loans
(Conforming ARM $292,343,722)

Combined Loan-to-Value Ratios

Range of CLTVs(%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
95.01-100.00	10	$1,546,140	0.53
	2,131	$292,343,722	100.00

Geographic Distribution

State	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
AL	17	$1,777,193	0.61
AK	3	$283,038	0.10
AZ	45	$6,013,299	2.06
AR	9	$1,204,484	0.41
CA	577	$105,263,818	36.01
CO	47	$7,151,780	2.45
CT	12	$1,698,539	0.58
DE	10	$1,152,739	0.39
FL	114	$12,339,406	4.22
GA	83	$10,304,678	3.52
HI	1	$147,000	0.05
ID	12	$1,238,834	0.42
IL	51	$6,367,566	2.18
IN	54	$5,064,767	1.73
IA	6	$482,650	0.17
KS	21	$1,978,617	0.68
KY	17	$1,732,489	0.59
LA	28	$3,245,144	1.11
MD	40	$6,635,606	2.27
MA	70	$11,986,270	4.10
MI	168	$18,168,385	6.21
MN	31	$4,150,852	1.42
MS	10	$869,378	0.30
MO	73	$6,548,685	2.24
MT	4	$486,764	0.17
NE	5	$396,581	0.14
NV	14	$2,265,726	0.78
NH	4	$775,479	0.27

Group 1 Mortgage Loans
(Conforming ARM $292,343,722)

Geographic Distribution

State	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
NJ	75	$11,540,408	3.95
NM	6	$977,422	0.33
NY	40	$5,809,637	1.99
NC	33	$3,132,482	1.07
ND	1	$148,536	0.05
OH	65	$5,627,811	1.93
OK	9	$634,228	0.22
OR	37	$4,656,000	1.59
PA	48	$4,937,460	1.69
RI	15	$1,699,745	0.58
SC	23	$2,331,248	0.80
TN	45	$4,775,129	1.63
TX	70	$7,614,920	2.60
UT	20	$2,603,797	0.89
VT	2	$298,200	0.10
VA	39	$5,685,935	1.94
WA	45	$6,385,892	2.18
WV	6	$445,156	0.15
WI	24	$3,082,697	1.05
WY	2	$227,250	0.08
	2,131	$292,343,722	100.00

FICO Ranges

FICO Range	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
621 or Greater	646	$95,734,357	32.75
601 - 620	331	$45,560,644	15.58
581 - 600	308	$41,201,181	14.09
561 - 580	349	$46,693,485	15.97
541 - 560	271	$35,241,345	12.05
521 - 540	150	$18,661,122	6.38
501 - 520	72	$8,852,728	3.03

Group 1 Mortgage Loans
(Conforming ARM $292,343,722)

FICO Ranges

FICO Range	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
500 or Less	4	$398,861	0.14
	2,131	$292,343,722	100.00

Property Type

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
SFD	1,777	$237,220,351	81.14
PUD	154	$25,410,014	8.69
CONDO	127	$18,069,308	6.18
2 FAM	58	$9,286,120	3.18
4 FAM	6	$1,178,587	0.40
3 FAM	5	$788,574	0.27
HI CONDO	4	$390,768	0.13
	2,131	$292,343,722	100.00

Loan Purpose

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
RFCO	1,444	$194,473,842	66.52
PURCH	548	$79,143,666	27.07
REFI	139	$18,726,214	6.41
	2,131	$292,343,722	100.00

Occupancy

Occupancy Type	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
OOC	2,051	$283,898,897	97.11
NOO	72	$7,538,675	2.58

Group 1 Mortgage Loans
(Conforming ARM $292,343,722)

Occupancy

Occupancy Type	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
2ND HM	8	$906,150	0.31
	2,131	$292,343,722	100.00

Document Type

Document Type	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
FULL DOC	1,793	$240,134,916	82.14
STATED	244	$37,100,656	12.69
SIMPLE	94	$15,108,150	5.17
	2,131	$292,343,722	100.00

Gross Margin

Range of Gross Margins (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
2.001 - 3.000	4	$590,711	0.20
3.001 - 4.000	20	$3,596,198	1.23
4.001 - 5.000	78	$10,458,855	3.58
5.001 - 6.000	625	$89,258,323	30.53
6.001 - 7.000	848	$117,202,576	40.09
7.001 - 8.000	425	$56,611,492	19.36
8.001 - 9.000	100	$11,654,255	3.99
9.001 - 10.000	28	$2,590,738	0.89
10.001 - 11.000	3	$380,574	0.13
	2,131	$292,343,722	100.00

Group 1 Mortgage Loans
(Conforming ARM $292,343,722)

Next Rate Adjustment Date

Next Rate Adjustment Date	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
06/02	2	$153,889	0.05
07/02	2	$223,878	0.08
08/02	2	$137,886	0.05
10/02	2	$173,292	0.06
11/02	2	$240,650	0.08
12/02	3	$230,638	0.08
02/03	3	$213,928	0.07
04/03	2	$129,122	0.04
06/03	3	$221,280	0.08
07/03	6	$593,119	0.20
08/03	6	$804,977	0.28
09/03	1	$70,343	0.02
10/03	2	$282,212	0.10
11/03	1	$62,433	0.02
12/03	5	$724,710	0.25
01/04	8	$1,055,762	0.36
02/04	16	$2,030,377	0.69
03/04	59	$8,998,234	3.08
04/04	256	$35,227,051	12.05
05/04	597	$84,488,711	28.90
06/04	472	$62,059,691	21.23
07/04	9	$920,387	0.31
12/04	1	$124,259	0.04
01/05	1	$90,605	0.03
02/05	3	$486,821	0.17
03/05	14	$1,803,575	0.62
04/05	69	$10,105,885	3.46
05/05	249	$34,123,780	11.67
06/05	332	$46,397,676	15.87
07/05	3	$168,550	0.06
	2,131	$292,343,722	100.00

Group 1 Mortgage Loans
(Conforming ARM $292,343,722)

Range of Months to Roll

Month Number Range	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
0 - 6	13	$1,160,233	0.40
7 - 12	8	$564,330	0.19
13 - 18	21	$2,537,794	0.87
19 - 24	1,408	$193,859,826	66.31
25 - 31	11	$1,135,252	0.39
32 - 37	670	$93,086,286	31.84
	2,131	$292,343,722	100.00

Lifetime Rate Cap

Range of Lifetime Rate Caps (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
11.501 - 12.000	1	$127,852	0.04
12.001 - 12.500	9	$1,766,921	0.60
12.501 - 13.000	36	$6,847,372	2.34
13.001 - 13.500	67	$10,999,064	3.76
13.501 - 14.000	179	$29,965,098	10.25
14.001 - 14.500	224	$37,755,648	12.91
14.501 - 15.000	343	$53,152,812	18.18
15.001 - 15.500	288	$39,353,236	13.46
15.501 - 16.000	331	$43,794,158	14.98
16.001 - 16.500	225	$25,419,844	8.70
16.501 - 17.000	203	$23,254,493	7.95
17.000 - 17.500	90	$8,810,567	3.01
17.501 - 18.000	68	$5,965,971	2.04
18.001 - 18.500	32	$2,430,301	0.83
18.501 - 19.000	19	$1,561,050	0.53
19.001 - 19.500	11	$669,543	0.23
19.501 - 20.000	5	$469,791	0.16
	2,131	$292,343,722	100.00

Group 1 Mortgage Loans
(Conforming ARM $292,343,722)

Initial Periodic Rate Cap

Initial Periodic Rate Cap (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
1.000	50	$6,283,063	2.15
1.500	1,335	$181,669,556	62.14
2.000	10	$1,728,280	0.59
3.000	736	$102,662,824	35.12
	2,131	$292,343,722	100.00

Subsequent Periodic Rate Cap

Subsequent Periodic Rate Cap (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
1.000	716	$97,115,482	33.22
1.500	1,415	$195,228,240	66.78
	2,131	$292,343,722	100.00

Lifetime Rate Floor

Range of Lifetime Rate Floors (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
5.001 - 6.000	3	$495,812	0.17
6.001 - 7.000	122	$23,640,534	8.09
7.001 - 8.000	568	$94,604,206	32.36
8.001 - 9.000	703	$95,055,534	32.51
9.001 - 10.000	475	$55,611,359	19.02
10.001 - 11.000	187	$17,254,951	5.90
11.001 - 12.000	57	$4,541,992	1.55
12.001 - 13.000	16	$1,139,334	0.39
	2,131	$292,343,722	100.00

Group 1 Mortgage Loans
(Conforming Fixed $171,818,471)

Loan Programs

Loan Programs	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
FIXED 5YR	1	$27,206	0.02
FIXED 10YR	4	$213,675	0.12
FIXED 15YR	196	$17,643,729	10.27
FIXED 15YR - CC	1	$114,800	0.07
FIXED 20YR	71	$6,638,456	3.86
FIXED 25YR	2	$286,213	0.17
FIXED 30YR - CC	52	$6,960,652	4.05
FIXED 30YR	851	$114,624,900	66.71
FIX30/15 BAL	263	$25,308,840	14.73
	1,441	$171,818,471	100.00

Principal Balances

Range of Principal Balances ($)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
$ 0.00 to $25,000	8	$182,505	0.11
$ 25,000.01 to $50,000	114	$4,477,269	2.61
$ 50,000.01 to $75,000	306	$19,312,749	11.24
$ 75,000.01 to $100,000	251	$21,805,519	12.69
$100,000.01 to $150,000	359	$43,948,331	25.58
$150,000.01 to $200,000	227	$39,181,149	22.80
$200,000.01 to $250,000	114	$25,491,033	14.84
$250,000.01 to $300,000	53	$14,532,707	8.46
$300,000.01 to $350,000	9	$2,887,210	1.68
	1,441	$171,818,471	100.00

Mortgage Rates

Range of Mortgage Rates (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
6.001 - 6.500	4	$749,969	0.44
6.501 - 7.000	25	$4,181,307	2.43
7.001 - 7.500	91	$15,292,223	8.90
7.501 - 8.000	287	$46,256,681	26.92

Group 1 Mortgage Loans
(Conforming Fixed $171,818,471)

Mortgage Rates

Range of Mortgage Rates (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
8.001 - 8.500	197	$25,807,714	15.02
8.501 - 9.000	254	$29,366,228	17.09
9.001 - 9.500	152	$15,416,058	8.97
9.501 - 10.000	195	$17,375,924	10.11
10.001 - 10.500	77	$6,324,635	3.68
10.501 - 11.000	75	$5,700,956	3.32
11.001 - 11.500	39	$2,749,754	1.60
11.501 - 12.000	25	$1,540,842	0.90
12.001 - 12.500	11	$692,000	0.40
12.501 - 13.000	9	$364,180	0.21
	1,441	$171,818,471	100.00

Months Remaining to Maturity

Months Remaining to Maturity	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
1 - 120	5	$240,882	0.14
121 - 180	460	$43,067,369	25.07
181 - 300	78	$7,464,016	4.34
301 - 360	898	$121,046,205	70.45
	1,441	$171,818,471	100.00

Combined Loan-to-Value Ratios

Range of CLTVs(%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
50.00 or Less	130	$10,374,062	6.04
50.01-55.00	24	$3,143,920	1.83
55.01-60.00	42	$4,161,892	2.42
60.01-65.00	57	$6,717,027	3.91
65.01-70.00	117	$13,674,087	7.96
70.01-75.00	189	$24,096,654	14.02
75.01-80.00	343	$42,804,275	24.91

Group 1 Mortgage Loans
(Conforming Fixed $171,818,471)

Combined Loan-to-Value Ratios

Range of CLTVs(%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
80.01-85.00	242	$27,462,916	15.98
85.01-90.00	257	$34,190,799	19.90
90.01-95.00	27	$3,764,663	2.19
95.01-100.00	13	$1,428,177	0.83
	1,441	$171,818,471	100.00

Geographic Distribution

State	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
AL	18	$1,510,810	0.88
AZ	14	$1,710,674	1.00
AR	6	$342,010	0.20
CA	283	$48,046,117	27.96
CO	16	$2,307,669	1.34
CT	12	$1,676,028	0.98
DE	8	$933,903	0.54
DC	2	$363,550	0.21
FL	115	$12,629,388	7.35
GA	40	$4,501,109	2.62
HI	13	$2,418,926	1.41
ID	6	$610,118	0.36
IL	41	$4,503,100	2.62
IN	19	$1,516,105	0.88
IA	13	$1,103,789	0.64
KS	6	$601,764	0.35
KY	28	$2,445,619	1.42
LA	19	$1,550,044	0.90
ME	3	$399,800	0.23
MD	18	$1,953,620	1.14
MA	33	$5,717,863	3.33
MI	52	$4,870,626	2.83
MN	24	$2,725,308	1.59
MS	7	$439,937	0.26
MO	44	$3,813,218	2.22

Group 1 Mortgage Loans
(Conforming Fixed $171,818,471)

Geographic Distribution

State	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
MT	3	$275,464	0.16
NE	6	$735,599	0.43
NV	15	$1,956,028	1.14
NH	7	$1,090,878	0.63
NJ	18	$2,288,545	1.33
NM	1	$130,952	0.08
NY	61	$10,346,158	6.02
NC	44	$3,461,044	2.01
ND	1	$74,543	0.04
OH	145	$12,773,468	7.43
OK	3	$178,800	0.10
OR	18	$1,923,760	1.12
PA	46	$4,263,738	2.48
RI	2	$239,831	0.14
SC	32	$2,606,434	1.52
SD	1	$84,790	0.05
TN	33	$2,671,893	1.56
TX	73	$5,798,972	3.38
UT	6	$1,048,795	0.61
VA	34	$4,362,842	2.54
WA	34	$5,290,967	3.08
WV	6	$519,590	0.30
WI	12	$1,004,285	0.58
	1,441	$171,818,471	100.00

FICO Ranges

FICO Range	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
621 or Greater	526	$67,068,263	39.03
601 - 620	265	$31,809,906	18.51
581 - 600	231	$26,775,897	15.58
561 - 580	204	$22,613,931	13.16
541 - 560	139	$16,249,236	9.46
521 - 540	51	$5,334,501	3.10

Group 1 Mortgage Loans
(Conforming Fixed $171,818,471)

FICO Ranges

FICO Range	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
501 - 520	23	$1,779,171	1.04
500 or Less	2	$187,565	0.11
	1,441	$171,818,471	100.00

Property Type

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
SFD	1,270	$147,562,432	85.88
PUD	87	$12,327,590	7.17
CONDO	40	$4,761,102	2.77
2 FAM	27	$3,957,148	2.30
4 FAM	8	$1,453,944	0.85
3 FAM	6	$1,315,864	0.77
HI CONDO	2	$261,001	0.15
SFR	1	$179,390	0.10
	1,441	$171,818,471	100.00

Loan Purpose

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
RFCO	1,160	$138,634,727	80.69
PURCH	147	$17,483,450	10.18
REFI	134	$15,700,295	9.14
	1,441	$171,818,471	100.00

Group 1 Mortgage Loans
(Conforming Fixed $171,818,471)

Occupancy

Occupancy Type	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
OOC	1,384	$165,441,111	96.29
NOO	48	$5,352,973	3.12
2ND HM	9	$1,024,387	0.60
	1,441	$171,818,471	100.00

Document Type

Document Type	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
FULL DOC	1,257	$145,769,277	84.84
STATED	142	$20,846,643	12.13
SIMPLE	42	$5,202,551	3.03
	1,441	$171,818,471	100.00

Group 2 Mortgage Loans
(Non-Conforming ARM and Fixed $203,239,324)

		Range
Total Number of Loans	1,260	
Total Outstanding Loan Balance	$203,239,324	
Average Loan Balance	$161,301	
WA Mortgage Rate	8.526%	5.860% to 17.750%
ARM Characteristics		
WA Gross Margin	6.822%	2.330% to 13.000%
WA Months to First Roll	26	2 to 36
WA First Periodic Cap	2.230%	1.000% to 6.000%
WA Subsequent Periodic Cap	1.270%	1.000% to 3.000%
WA Lifetime Cap	14.931%	11.860% to 22.875%
WA Lifetime Floor	8.300%	5.860% to 15.875%
WA Original Term (months)	343	120 to 360
WA Remaining Term (months)	342	118 to 360
WA LTV	80.18%	
WA FICO	618	
Percentage of Pool with Prepayment Penalties at Loan Orig	84.90%	
Percentage of Pool Secured by: 1st Liens	94.25%	
Percentage of Pool Secured by: 2nd Liens	5.75%	

Top 5 States:	Top 5 Prop:	Doc Types:	Purpose Codes	Occ Codes	Grades
CA: 49.89%	SFD: 81.22%	FULL DOC: 79.19%	RFCO: 62.83%	OOC: 98.74%	A: 63.14%
MI: 4.24%	PUD: 12.44%	STATED: 16.33%	PURCH: 30.20%	NOO: 0.91%	A-: 20.23%
FL: 3.91%	CONDO: 3.13%	SIMPLE: 4.48%	REFI: 6.97%	2ND: 0.35%	B: 10.02%
NY: 3.60%	MANUF: 1.22%				C: 4.53%
MA: 3.44%	2 FAM: 1.18%				C-: 1.85%
					D: 0.23%

Group 2 Mortgage Loans
(Non- Conforming ARM $132,123,549)

Loan Programs

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
6MO LIBOR	5	$481,149	0.36
2/28 LIBOR	497	$100,031,190	75.71
3/27 LIBOR	159	$31,611,211	23.93
	661	$132,123,549	100.00

Principal Balances

Range of Principal Balances ($)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
$ 0.00 to $25,000	4	$80,261	0.06
$ 25,000.01 to $50,000	51	$2,066,697	1.56
$ 50,000.01 to $75,000	83	$5,138,320	3.89
$ 75,000.01 to $100,000	69	$6,102,565	4.62
$100,000.01 to $150,000	123	$15,454,054	11.70
$150,000.01 to $200,000	68	$11,718,968	8.87
$200,000.01 to $250,000	38	$8,470,165	6.41
$250,000.01 to $300,000	23	$6,141,554	4.65
$300,000.01 to $350,000	93	$30,537,131	23.11
$350,000.01 to $400,000	52	$19,774,358	14.97
$400,000.01 to $450,000	24	$10,179,483	7.70
$450,000.01 to $500,000	24	$11,452,321	8.67
> $500,000	9	$5,007,673	3.79
	661	$132,123,549	100.00

Mortgage Rates

Range of Mortgage Rates (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
5.501 - 6.000	1	$159,836	0.12
6.001 - 6.500	12	$2,443,200	1.85
6.501 - 7.000	55	$14,818,717	11.22
7.001 - 7.500	83	$22,023,700	16.67
7.501 - 8.000	95	$25,723,630	19.47
8.001 - 8.500	83	$19,600,501	14.83
8.501 - 9.000	101	$18,829,816	14.25

Group 2 Mortgage Loans

(Non- Conforming ARM $132,123,549)

Mortgage Rates

Range of Mortgage Rates (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
9.001 - 9.500	68	$10,385,643	7.86
9.501 - 10.000	55	$8,421,277	6.37
10.001 - 10.500	26	$3,037,094	2.30
10.501 - 11.000	36	$3,859,002	2.92
11.001 - 11.500	17	$1,215,773	0.92
11.501 - 12.000	10	$473,506	0.36
12.001 - 12.500	1	$38,489	0.03
12.501 - 13.000	4	$224,839	0.17
13.001 - 13.500	4	$276,550	0.21
13.501 - 14.000	5	$268,174	0.20
14.001 - 14.500	2	$79,200	0.06
15.001 - 15.500	2	$213,100	0.16
15.501 - 16.000	1	$31,500	0.02
	661	$132,123,549	100.00

Months Remaining to Maturity

Months Remaining to Maturity	Number of Loans	Principal Balance	% of Aggregate Principal Balance
181 - 300	3	$95,149	0.07
301 - 360	658	$132,028,400	99.93
	661	$132,123,549	100.00

Combined Loan-to-Value Ratios

Range of CLTVs(%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
50.00 or Less	30	$2,934,900	2.22
50.01-55.00	10	$1,963,797	1.49
55.01-60.00	16	$2,149,762	1.63
60.01-65.00	23	$4,103,127	3.11
65.01-70.00	58	$11,426,266	8.65
70.01-75.00	77	$14,669,675	11.10
75.01-80.00	179	$39,943,823	30.23
80.01-85.00	111	$21,702,279	16.43

Group 2 Mortgage Loans
(Non- Conforming ARM $132,123,549)

Combined Loan-to-Value Ratios

Range of CLTVs(%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
85.01-90.00	108	$24,457,531	18.51
90.01-95.00	21	$5,109,507	3.87
95.01-100.00	28	$3,662,882	2.77
	661	$132,123,549	100.00

Geographic Distribution

State	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
AL	1	$61,156	0.05
AZ	22	$3,954,208	2.99
CA	213	$63,459,092	48.03
CO	10	$2,566,246	1.94
CT	3	$446,179	0.34
DE	3	$465,164	0.35
FL	29	$4,340,098	3.28
GA	21	$2,652,857	2.01
HI	1	$455,000	0.34
ID	2	$459,257	0.35
IL	13	$2,338,300	1.77
IN	3	$666,013	0.50
IA	5	$441,732	0.33
KS	3	$176,893	0.13
KY	2	$123,275	0.09
LA	10	$1,500,817	1.14
ME	1	$73,400	0.06
MD	5	$1,487,404	1.13
MA	17	$4,010,501	3.04
MI	54	$6,764,942	5.12
MN	14	$2,959,339	2.24
MS	1	$366,870	0.28
MO	20	$2,532,082	1.92
MT	2	$550,632	0.42
NE	4	$308,184	0.23
NV	4	$635,442	0.48
NH	1	$368,636	0.28

Group 2 Mortgage Loans
(Non- Conforming ARM $132,123,549)

Geographic Distribution

State	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
NJ	11	$2,987,051	2.26
NY	17	$3,469,304	2.63
NC	31	$3,271,156	2.48
OH	31	$2,785,676	2.11
OK	3	$253,102	0.19
OR	3	$328,755	0.25
PA	16	$1,785,796	1.35
RI	2	$391,958	0.30
SC	2	$141,682	0.11
TN	8	$752,948	0.57
TX	15	$2,375,292	1.80
UT	5	$1,234,469	0.93
VA	17	$3,431,393	2.60
WA	20	$3,545,897	2.68
WV	4	$229,247	0.17
WI	12	$976,105	0.74
	661	$132,123,549	100.00

FICO Ranges

FICO Range	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
621 or Greater	250	$56,831,972	43.01
601 - 620	86	$18,316,117	13.86
581 - 600	80	$16,985,832	12.86
561 - 580	94	$19,364,843	14.66
541 - 560	71	$10,598,270	8.02
521 - 540	36	$5,062,906	3.83
501 - 520	24	$2,903,600	2.20
500 or Less	3	$198,710	0.15
NOT SCORED	17	$1,861,298	1.41
	661	$132,123,549	100.00

Group 2 Mortgage Loans
(Non- Conforming ARM $132,123,549)

Property Type

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
SFD	545	$107,501,797	81.36
PUD	58	$15,541,593	11.76
CONDO	22	$4,294,538	3.25
2 FAM	12	$1,793,529	1.36
MANUF	18	$1,357,941	1.03
HI CONDO	3	$1,177,245	0.89
SFR	2	$332,104	0.25
3 FAM	1	$124,803	0.09
	661	$132,123,549	100.00

Loan Purpose

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
RFCO	424	$81,608,022	61.77
PURCH	186	$40,957,113	31.00
REFI	51	$9,558,414	7.23
	661	$132,123,549	100.00

Occupancy

Occupancy Type	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
OOC	649	$130,075,779	98.45
NOO	11	$1,679,771	1.27
2ND HM	1	$368,000	0.28
	661	$132,123,549	100.00

Document Type

Document Type	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
FULL DOC	538	$101,390,344	76.74

Group 2 Mortgage Loans
(Non- Conforming ARM $132,123,549)

Document Type

Document Type	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
STATED	103	$24,745,091	18.73
SIMPLE	20	$5,988,114	4.53
	661	$132,123,549	100.00

Gross Margin

Range of Gross Margins (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
2.001 - 3.000	1	$184,409	0.14
3.001 - 4.000	1	$499,665	0.38
4.001 - 5.000	8	$3,042,176	2.30
5.001 - 6.000	146	$41,547,159	31.45
6.001 - 7.000	194	$43,379,673	32.83
7.001 - 8.000	116	$21,250,511	16.08
8.001 - 9.000	111	$13,490,983	10.21
9.001 - 10.000	59	$6,402,514	4.85
10.001 - 11.000	19	$1,865,523	1.41
11.001 - 12.000	3	$269,175	0.20
12.001 - 13.000	3	$191,761	0.15
	661	$132,123,549	100.00

Next Rate Adjustment Date

Next Rate Adjustment Date	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
08/02	1	$17,278	0.01
11/02	2	$77,871	0.06
12/02	2	$386,000	0.29
07/03	1	$122,061	0.09
10/03	1	$120,441	0.09
12/03	1	$142,068	0.11
01/04	4	$328,946	0.25
02/04	5	$829,861	0.63
03/04	24	$4,663,072	3.53

Group 2 Mortgage Loans
(Non- Conforming ARM $132,123,549)

Next Rate Adjustment Date

Next Rate Adjustment Date	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
04/04	156	$25,509,035	19.31
05/04	230	$47,964,190	36.30
06/04	75	$20,351,516	15.40
12/04	1	$192,169	0.15
02/05	1	$113,826	0.09
03/05	1	$158,724	0.12
04/05	55	$7,215,477	5.46
05/05	56	$11,205,490	8.48
06/05	45	$12,725,525	9.63
	661	$132,123,549	100.00

Range of Months to Roll

Month Number Range	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
0 - 6	5	$481,149	0.36
13 - 18	3	$384,570	0.29
19 - 24	494	$99,646,619	75.42
25 - 31	1	$192,169	0.15
32 - 37	158	$31,419,042	23.78
	661	$132,123,549	100.00

Lifetime Rate Cap

Range of Lifetime Rate Caps (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
11.501 - 12.000	1	$159,836	0.12
12.001 - 12.500	12	$2,443,200	1.85
12.501 - 13.000	30	$5,811,003	4.40
13.001 - 13.500	38	$7,930,713	6.00
13.501 - 14.000	69	$18,254,363	13.82
14.001 - 14.500	85	$21,573,883	16.33

Group 2 Mortgage Loans
(Non- Conforming ARM $132,123,549)

Lifetime Rate Cap

Range of Lifetime Rate Caps (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
14.501 - 15.000	104	$23,519,168	17.80
15.001 - 15.500	82	$16,864,880	12.76
15.501 - 16.000	78	$15,277,408	11.56
16.001 - 16.500	36	$6,330,030	4.79
16.501 - 17.000	36	$6,495,210	4.92
17.000 - 17.500	21	$2,583,698	1.96
17.501 - 18.000	26	$2,344,260	1.77
18.001 - 18.500	15	$979,507	0.74
18.501 - 19.000	9	$424,537	0.32
19.001 - 19.500	2	$111,889	0.08
19.501 - 20.000	4	$224,839	0.17
20.001+	13	$795,124	0.60
	661	$132,123,549	100.00

Initial Periodic Rate Cap

Initial Periodic Rate Cap (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
1.000	8	$1,821,983	1.38
1.500	286	$66,668,935	50.46
2.000	8	$1,310,428	0.99
3.000	357	$61,208,719	46.33
5.750	1	$518,785	0.39
6.000	1	$594,700	0.45
	661	$132,123,549	100.00

Group 2 Mortgage Loans
(Non- Conforming ARM $132,123,549)

Subsequent Periodic Rate Cap

Subsequent Periodic Rate Cap (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
1.000	352	$60,915,869	46.11
1.500	308	$71,134,281	53.84
3.000	1	$73,400	0.06
	661	$132,123,549	100.00

Lifetime Rate Floor

Range of Lifetime Rate Floors (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
5.001 - 6.000	2	$281,897	0.21
6.001 - 7.000	69	$18,056,968	13.67
7.001 - 8.000	177	$47,378,694	35.86
8.001 - 9.000	184	$38,676,892	29.27
9.001 - 10.000	121	$18,011,870	13.63
10.001 - 11.000	62	$6,896,096	5.22
11.001 - 12.000	27	$1,689,279	1.28
12.001 - 13.000	5	$263,329	0.20
13.001 - 14.000	9	$544,724	0.41
14.001 - 15.000	2	$79,200	0.06
15.001 - 16.000	3	$244,600	0.19
	661	$132,123,549	100.00

Group 2 Mortgage Loans
(Non-Conforming Fixed $71,115,775)

Loan Programs

Loan Programs	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
FIXED 10YR	2	$130,244	0.18
FIXED 15YR	42	$3,360,464	4.73
FIXED 15YR - CC	2	$72,002	0.10
FIXED 20YR	7	$1,410,036	1.98
FIXED 30YR - CC	12	$2,725,135	3.83
FIXED 30YR	194	$49,064,505	68.99
FIX30/15 BAL	13	$2,673,589	3.76
FIXED 10YR - 2ND	9	$184,050	0.26
FIXED 15YR - 2ND	208	$6,844,430	9.62
FIXED 20YR - 2ND	16	$652,605	0.92
FIXED 30YR - 2ND	2	$55,552	0.08
FIX30/15 BAL - 2ND	92	$3,943,163	5.54
	599	$71,115,775	100.00

Principal Balances

Range of Principal Balances ($)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
$ 0.00 to $25,000	134	$2,485,070	3.49
$ 25,000.01 to $50,000	192	$7,015,460	9.86
$ 50,000.01 to $75,000	88	$5,269,159	7.41
$ 75,000.01 to $100,000	29	$2,567,720	3.61
$100,000.01 to $150,000	15	$1,921,838	2.70
$150,000.01 to $200,000	5	$824,370	1.16
$200,000.01 to $250,000	3	$639,283	0.90
$250,000.01 to $300,000	2	$525,908	0.74
$300,000.01 to $350,000	50	$16,174,314	22.74
$350,000.01 to $400,000	45	$16,888,488	23.75
$400,000.01 to $450,000	23	$9,832,445	13.83
$450,000.01 to $500,000	8	$3,764,191	5.29
> $500,000	5	$3,207,529	4.51
	599	$71,115,775	100.00

Group 2 Mortgage Loans
(Non-Conforming Fixed $71,115,775)

Mortgage Rates

Range of Mortgage Rates (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
6.001 - 6.500	1	$379,656	0.53
6.501 - 7.000	10	$3,169,274	4.46
7.001 - 7.500	34	$12,833,201	18.05
7.501 - 8.000	69	$21,554,794	30.31
8.001 - 8.500	19	$5,732,816	8.06
8.501 - 9.000	35	$7,145,666	10.05
9.001 - 9.500	27	$3,534,842	4.97
9.501 - 10.000	32	$2,494,281	3.51
10.001 - 10.500	27	$1,412,975	1.99
10.501 - 11.000	36	$1,695,582	2.38
11.001 - 11.500	27	$911,021	1.28
11.501 - 12.000	49	$1,899,356	2.67
12.001 - 12.500	18	$630,547	0.89
12.501 - 13.000	115	$4,340,718	6.10
13.001 - 13.500	25	$944,327	1.33
13.501 - 14.000	14	$797,626	1.12
14.001 - 14.500	15	$465,836	0.66
14.501 - 15.000	4	$92,913	0.13
15.001 - 15.500	18	$478,220	0.67
15.501 - 16.000	9	$228,884	0.32
16.001 - 16.500	6	$138,261	0.19
16.501 - 17.000	3	$100,576	0.14
17.001 - 17.500	5	$114,423	0.16
17.501 - 18.000	1	$19,977	0.03
	599	$71,115,775	100.00

Months Remaining to Maturity

Months Remaining to Maturity	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
1 - 120	12	$392,239	0.55
121 - 180	356	$16,815,704	23.65
181 - 300	23	$2,062,640	2.90
301 - 360	208	$51,845,192	72.90
	599	$71,115,775	100.00

Group 2 Mortgage Loans
(Non-Conforming Fixed $71,115,775)

Loan-to-Value Ratios (Includes CLTVs for 2nd Liens)

Range of LTVs(%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
50.00 or Less	40	$2,367,515	3.33
50.01-55.00	12	$1,536,659	2.16
55.01-60.00	12	$1,507,371	2.12
60.01-65.00	24	$3,068,352	4.31
65.01-70.00	24	$4,018,859	5.65
70.01-75.00	51	$7,687,185	10.81
75.01-80.00	71	$12,723,615	17.89
80.01-85.00	72	$13,732,470	19.31
85.01-90.00	72	$12,760,669	17.94
90.01-95.00	13	$1,505,323	2.12
95.01-100.00	208	$10,207,756	14.35
	599	$71,115,775	100.00

Geographic Distribution

State	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
AL	2	$43,562	0.06
AZ	9	$224,486	0.32
AR	1	$37,210	0.05
CA	204	$37,929,575	53.33
CO	14	$948,182	1.33
CT	6	$1,225,893	1.72
DE	3	$82,923	0.12
FL	54	$3,611,730	5.08
GA	12	$1,288,488	1.81
HI	1	$29,932	0.04
ID	3	$89,443	0.13
IL	8	$638,492	0.90
IN	5	$78,268	0.11
KS	2	$59,999	0.08
KY	2	$143,015	0.20
LA	12	$929,631	1.31
ME	1	$36,190	0.05
MD	6	$466,894	0.66
MA	33	$2,987,967	4.20

Group 2 Mortgage Loans
(Non-Conforming Fixed $71,115,775)

Geographic Distribution

State	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
MI	23	$1,842,554	2.59
MN	1	$72,123	0.10
MS	4	$161,129	0.23
MO	9	$221,209	0.31
MT	3	$123,102	0.17
NV	5	$504,056	0.71
NH	5	$100,939	0.14
NJ	8	$1,561,095	2.20
NM	2	$469,980	0.66
NY	19	$3,844,804	5.41
NC	2	$183,113	0.26
OH	18	$1,110,955	1.56
OK	5	$465,794	0.65
OR	14	$737,804	1.04
PA	10	$512,488	0.72
RI	1	$47,500	0.07
SC	8	$769,086	1.08
TN	21	$1,100,756	1.55
TX	14	$1,725,608	2.43
UT	4	$106,140	0.15
VA	16	$2,113,951	2.97
WA	24	$2,340,900	3.29
WV	2	$62,020	0.09
WI	2	$51,911	0.07
WY	1	$34,880	0.05
	599	$71,115,775	100.00

FICO Ranges

FICO Range	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
621 or Greater	342	$35,857,583	50.42
601 - 620	75	$11,817,213	16.62
581 - 600	77	$12,173,042	17.12
561 - 580	51	$5,626,600	7.91
541 - 560	25	$2,947,183	4.14

Group 2 Mortgage Loans
(Non-Conforming Fixed $71,115,775)

FICO Ranges

FICO Range	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
521 - 540	11	$1,076,494	1.51
501 - 520	6	$363,732	0.51
500 or Less	2	$164,100	0.23
NOT SCORED	10	$1,089,827	1.53
	599	$71,115,775	100.00

Property Type

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
SFD	484	$57,566,494	80.95
PUD	68	$9,735,973	13.69
CONDO	24	$2,070,782	2.91
MANUF	18	$1,131,603	1.59
2 FAM	5	$610,922	0.86
	599	$71,115,775	100.00

Loan Purpose

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
RFCO	219	$46,083,480	64.80
PURCH	306	$20,416,904	28.71
REFI	74	$4,615,390	6.49
	599	$71,115,775	100.00

Occupancy

Occupancy Type	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
OOC	596	$70,611,293	99.29
2ND HM	1	$337,397	0.47

Group 2 Mortgage Loans
(Non-Conforming Fixed $71,115,775)

Occupancy

Occupancy Type	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
NOO	2	$167,085	0.23
	599	$71,115,775	100.00

Document Type

Document Type	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
FULL DOC	556	$59,553,600	83.74
STATED	30	$8,452,257	11.89
SIMPLE	13	$3,109,918	4.37
	599	$71,115,775	100.00